As filed with the Securities and Exchange Commission on    August 13, 1999
-----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WINSTON RESOURCES, INC.
                                (Name of Issuer)

                             WINSTON RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    975661109
                      (CUSIP Number of Class of Securities)
                                 [385844-8] - -


                                 SEYMOUR KUGLER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WINSTON RESOURCES, INC.
                                535 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 557-5000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With a copy to:

                             JOEL A. KLARREICH, ESQ.
                            NEWMAN TANNENBAUM HELPERN
                           SYRACUSE & HIRSCHTRITT LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  (212)508-6700

                                 AUGUST ___, 1999

     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation                                       Amount of Filing Fee
$7,920,788.875(1)                                                     $1,584(2)
================================================================================

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

Amount Previously Paid:  None                     Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable         Date Filed:  Not Applicable

--------

(1) Estimated for purposes of calculating the amount of the filing fee only. The total transaction value is based on 3,233,521 shares of common stock of Winston Resources, Inc. outstanding as of June 16, 1999, less 1,519,918 shares held by Seymour Kugler and certain members of his family, at an offer price of $4.625 per share.

(2)     Calculated as 1/50 of 1% percent of the transaction value.

                                                   INTRODUCTION

     This Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") is being filed by Winston Resources, Inc., a Delaware corporation (the Company"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August __, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (a)
(1) and (a) (2) hereto, respectively.

ITEM 1.           SECURITY AND ISSUER

     (a) The name of the issuer of the securities that are the subject of the tender offer is Winston Resources, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 535 Fifth Avenue, New York, New York 10017.

     (b) This Statement relates to the offer by the Company to purchase all of the Shares for $4.625 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase. The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and certain members of his family holding Shares. The Company has been advised that neither Mr. Kugler nor any such members of his family intend to tender any Shares pursuant to the Offer. The information set forth under "Introduction," "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" and "The Tender Offer -- 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer -- 6. Price Range of Shares; Dividends" of the Offer to Purchase and which is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth under "The Tender Offer -- 8. Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(d) and (f)-(g) The information set forth under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors -- 2. Rights of Stockholders in the Event of the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "The Tender Offer -- 6. Price Range of Shares; Dividends" and "The Tender Offer -- 8. Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     (h)-(j) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER

     The information set forth under "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     On June 8, 1999, Seymour Kugler, the President and Chief Executive Officer of the Company, transferred 245,000 shares held by him into the 1999 Sy Kaye GRAT, a grantor retained annuity trust created on June 8, 1999, with such shares to be held in trust for the benefit of Seymour Kugler and his descendants.

ITEM 5.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     The information set forth under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 6. Beneficial Ownership of Shares" and "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction," "Special Factors -- 4. Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.," "Special
Factors -- 7. Fees and Expenses," and "The Tender Offer -- 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION

     (a) The information set forth in the Offer to Purchase under "The Tender Offer -- 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and December 31, 1997 and for each of the three years in the period ended December 31, 1998 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, which is included in the Offer to Purchase as Schedule IV thereto and is incorporated herein by reference.

Also, the Company's unaudited financial statements for the six month period ended June 30, 1999 are included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, which is incorporated herein by reference.

     (b) Not applicable.

ITEM 8.           ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) The information set forth under "The Tender Offer -- 12. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Form of the Offer to Purchase dated    August ___, 1999.

     (a)(2) Form of the Letter of Transmittal.**

     (a)(3) Form of Notice of Guaranteed Delivery.**

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.**

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.**

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

     (a)(7) Press Release Issued by the Company on June 16, 1999.**

     (a)(8) Letter to Stockholders from Seymour Kugler, Chief Executive Officer, dated as of August ___, 1999.*

     (b) Credit Agreement between the Company and Bank of New York dated July 1999.*

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.


____________________

*  To be filed by amendment.

** Filed as exhibit to Schedule 13E-3, which was filed with the Securities and Exchange Commission on July 14, 1999.

                                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 12, 1999



                                              WINSTON RESOURCES, INC.


                                          By:  /s/ Seymour Kugler
                                               _____________________________
                                               Name: Seymour Kugler
                                               Title: Chairman, President
                                                     and Chief Executive Officer


                                                 /s/ Seymour Kugler
                                                 __________________________


                                                 /s/ Gregg Kugler
                                                 __________________________


                                                 /s/ Todd Kugler
                                                 __________________________


                                                 /s/ Eric Kugler
                                                 __________________________


                                                 1999 SY KAYE GRAT

                                                 By: /s/ Joel A. Klarreich
                                                     ____________________
                                                     Name: Joel A. Klarreich
                                                     Title: Trustee

                                                   EXHIBIT INDEX


       Exhibit No.                                             Description


     (a)(1)    Form of the Offer to Purchase dated    August __, 1999

     (a)(2)    Form of the Letter of Transmittal.**

     (a)(3)    Form of Notice of Guaranteed Delivery.**

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.**

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.**

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

     (a)(7)    Press Release Issued by the Company on June 16, 1999.**

     (a)(8) Letter to Shareholders from Seymour Kugler, Chief Executive Officer of the Company, dated as of August __, 1999*

     (b) Credit Agreement between Company and Bank of New York dated August __, 1999.*

     (c)       None

     (d)       None

     (e)       Not applicable

     (f)       None


_______________

*  To be filed by amendment.

** Filed as exhibit to Schedule 13E-3, which was filed with the Securities and Exchange Commission on July 14, 1999.

                                    EXHIBIT (a)(1)

                    OFFER TO PURCHASE FOR CASH BY
                             WINSTON RESOURCES, INC.
      All Outstanding Shares of its Common Stock, $.01 par value per Share, at
                              $4.625 Net Per Share

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             5:00 PM., NEW YORK CITY TIME, ON ____________ ___, 1999
                          UNLESS THE OFFER IS EXTENDED.

        Winston Resources, Inc., a Delaware corporation (the "Company"), hereby offers to purchase all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July ___, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal dated July ___, 1999 (which, together with this Offer to Purchase, constitutes the "Offer"). The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors (hereinafter, the "Board of Directors" or the "Board"), President and Chief Executive Officer of the Company, and certain members of his family owning Shares and a trust of which Kugler family members are the beneficiaries (collectively, the "Remaining Stockholders"). The Company has been advised that none of the Remaining Stockholders intends to tender any Shares pursuant to the Offer. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) not less than 66-2/3% of the then outstanding Shares, on a fully diluted basis, other than Shares beneficially owned by the Remaining Stockholders (the "Public Shares"), or 1,142,403 Public Shares (the "Minimum Condition"), and the Company obtaining the Debt Financing (as defined herein). See "Introduction" and "The Tender Offer - 11. Certain Conditions of the Offer."

        The Shares are traded on the American Stock Exchange ("AMEX") and are quoted under the ticker symbol "WRS". On June 15, 1999, the last trading day before the Company announced the Offer, the last reported bid price was $2.875 per share.

                   STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT
                        MARKET QUOTATION FOR THE SHARES.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                      The Information Agent for the Offer is:

                                                MORROW & CO., INC.
August ___, 1999

                                                 TABLE OF CONTENTS

                                                                                                              Page

INTRODUCTION......................................................................................................2

SPECIAL FACTORS...................................................................................................7
         1.       PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER
                          THE OFFER                                            .................................  7
         2.       RIGHTS OF STOCKHOLDERS IN THE EVENT OF THE SECOND-STEP TRANSACTION ........................... 19
         3.       RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER ................................. 20
         4.       OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.  ........................... 22
         5.       INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION  ................... 27
         6.       BENEFICIAL OWNERSHIP OF SHARES.................................................................28
         7.       FEES AND EXPENSES..............................................................................33

THE TENDER OFFER.................................................................................................34
         1.       TERMS OF THE OFFER; EXPIRATION DATE............................................................34
         2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES..................................................35
         3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES   .....................................36
         4.       WITHDRAWAL RIGHTS..............................................................................39
         5.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES...................................................40
         6.       PRICE RANGE OF SHARES; DIVIDENDS...............................................................43
         7.       CERTAIN INFORMATION CONCERNING THE COMPANY.....................................................44
         8.       FINANCING OF THE OFFER AND THE SECOND-STEP TRANSACTION.........................................49
         9.       DIVIDENDS AND DISTRIBUTIONS....................................................................51
         10.      EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; QUOTATION AND EXCHANGE ACT REGISTRATION .....51
         11.      CERTAIN CONDITIONS OF THE OFFER................................................................53
         12.      CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.................................................54
         13.      FEES AND EXPENSES..............................................................................57
         14.      MISCELLANEOUS..................................................................................57

                                                       i


SCHEDULE I
         DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY........................................................I-1

SCHEDULE II
         OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN
         FINANCIAL ADVISORS, INC...............................................................................II-1

SCHEDULE III
         TEXT OF SECTION 262 OF THE GENERAL CORPORATION
         LAW OF THE STATE OF DELAWARE.........................................................................III-1

SCHEDULE IV
         ANNUAL REPORT ON FORM 10-K OF THE COMPANY FOR
         THE YEAR ENDED DECEMBER 31, 1998......................................................................IV-1


                                                     IMPORTANT

        ANY STOCKHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH STOCKHOLDER'S SHARES SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND MAIL OR DELIVER IT AND ANY OTHER REQUIRED DOCUMENTS TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY (THE "DEPOSITARY") (AT THE DEPOSITARY'S ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE) AND EITHER DELIVER THE CERTIFICATE(S) EVIDENCING THE TENDERED SHARES TO THE DEPOSITARY ALONG WITH THE LETTER OF TRANSMITTAL OR DELIVER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THIS OFFER TO PURCHASE UNDER "THE TENDER OFFER - 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" OR (2) REQUEST SUCH STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH STOCKHOLDER. ANY STOCKHOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH STOCKHOLDER DESIRES TO TENDER SUCH SHARES.

        ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURE FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER - 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES."

        QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY ALSO BE OBTAINED FROM THE INFORMATION AGENT OR FROM BROKERS, DEALERS, COMMERCIAL BANKS OR TRUST COMPANIES.

To the Stockholders of Winston Resources, Inc.:

                                                        INTRODUCTION

        Winston Resources, Inc., a Delaware corporation (the "Company"), hereby offers to purchase all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated August __, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, dated August __, 1999 (which, together with this Offer to Purchase, constitutes the "Offer"). The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors (hereinafter, the "Board of Directors" or the "Board"), President and Chief Executive Officer of the Company, certain members of his family including Gregg Kugler, Todd Kugler and Eric Kugler, all officers of the Company, and a trust for the benefit of Kugler family members, the 1999 Sy Kaye GRAT, (collectively, the "Remaining Stockholders"). The Company has been advised that none of the Remaining Stockholders intends to tender any Shares pursuant to the Offer. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the Company's purchase of the Shares pursuant to the Offer. The Company will pay all charges and expenses of Continental Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the "Depositary"), and Morrow & Co., Inc., which is acting as the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. See "Special Factors-Fees and Expenses" and "The Tender Offer - 13. Fees and Expenses."

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) not less than 66 2/3% of the then outstanding Shares, on a fully diluted basis, other than Shares beneficially owned by the Remaining Stockholders (the "Public Shares"), or 1,142,403 Public Shares (the "Minimum Condition"), and the Company obtaining the Debt Financing (as defined herein). See "The Tender Offer - 11. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer.

        The Shares are currently listed and traded on AMEX under the symbol "WRS". On June 15, 1999, the last full day of trading prior to the announcement of the Offer, the closing sale price of the Shares on AMEX was $2.875 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

        The Company believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volume. For this reason, and because of the small stockholder base and certain other factors described in this Offer to Purchase, the Company currently intends, to the extent possible, to seek to delist its common stock from trading on AMEX and terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") following consummation of the Offer or, if necessary, the Second-Step Transaction (as defined herein). The purpose of the Offer is thus to provide the holders of the Public Shares (the "Public Stockholders") with liquidity for their Shares in light of the Company's intentions at a price which the Company's Board of Directors has determined to be fair, while at the same time, enable the Remaining Stockholders to retain the entire equity interest in the Company. See "The Tender Offer - 10. Effect of the Offer on the Market for Shares; Quotation and Exchange Act Registration."

        At June 30, 1999, there were (i) 3,233,521 Shares issued and outstanding, (ii) no Shares held in the treasury of the Company, and (iii) 597,009 Shares reserved for future issuance to certain key employees and directors of the Company pursuant to outstanding stock options under the Company's 1996 Stock Plan and 1990 Incentive Program (the "Stock Options"), including Stock Options currently exercisable for 147,009 Public Shares. Prior to the announcement of the Offer, there were approximately 101 holders of record of the issued and outstanding Shares. As of June 30, 1999, the Remaining Stockholders beneficially owned 1,519,918 Shares, or 47% of the outstanding Shares, and the Company's directors and executive officers, other than those which are also Remaining Stockholders, as a group, beneficially owned 157,037 Shares, or 4.9% of the Shares outstanding as of such date. The Company has been informed by such directors and executive officers that they intend either to tender all Shares beneficially owned by them to the Company pursuant to the Offer or to vote such Shares in favor of the Second-Step Transaction.

        On July 7, 1999, the Company received an unsolicited letter from American Claims Evaluation, Inc. ("American"), a Nasdaq listed company, indicating that American was interested in purchasing 51% or more of the Company's common stock for $5.25 per Share in cash, and further indicating that American wanted to meet with the Company. On July 9, 1999, a special meeting of the Board of Directors was called to consider and evaluate American's letter. At such meeting, Seymour Kugler confirmed to the Board of Directors that none of the Remaining Stockholders were interested in pursuing the proposal set forth in American's letter and would not accept any offer from American of $5.25 per Share in cash. At the special meeting, Seymour Kugler undertook to deliver, and subsequently delivered, a letter on behalf of the Remaining Stockholders confirming these statements. In addition, certain officers holding Shares indicated their unwillingness to accept American's proposal, which they subsequently confirmed to the Board in writing. Since such stockholders held in the aggregate in excess of 56% of the Shares (assuming the exercise of currently exerciseable stock options), it was apparent to the Board that the terms set forth in American's letter could not be met by virtue of the unavailability for purchase of at least 51% of the Company's Shares by American. The Company advised American in writing to this effect and the Company's counsel confirmed such advice in a telephone conversation with American's management on July 12, 1999. The Company has received no further communication from American since that date. In light of the foregoing facts and circumstances, the Board of Directors concluded that because American's inquiry represented an interest in purchasing control of the Company and since holders of 56% of the Shares had indicated that they would not accept any offer from American of $5.25 per Share, the conditions for success of American's proposal could not be satisfied, and therefore there was no reason for the Independent Committee (as defined herein) or Houlihan Lokey (as defined herein) to conduct any further assessment of fairness as a result of the American offer. Accordingly, the Board did not refer the American proposal to the Independent Committee for review. The recommendation of the Offer by the Independent Committee and the opinion of its financial advisor, Houlihan Lokey, were received prior to the receipt of the American letter and none of the Board of Directors, the Independent Committee or its financial advisor have confirmed their fairness assessments following receipt of the American letter. See "SPECIAL FACTORS - 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer - Letter Received from American Claims Evaluation, Inc."

        Pursuant to the Offer, the Company seeks to acquire all Shares which are held by the Public Stockholders. If less than all of the Shares owned by the Public Stockholders are tendered pursuant to the Offer, the Company may merge, consolidate or otherwise combine with an entity to be formed, which would be wholly owned by the Remaining Stockholders (the "Merger"), or effect some other form of corporate transaction such that the Shares not tendered by the Public Stockholders will be converted into only the right to receive the Offer Price in cash (the Merger or such other form of corporate transaction, the "Second-Step Transaction"). If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. The Remaining Stockholders, who currently own 47% of the outstanding Shares, as well as the directors and executive officers of the Company who are not Remaining Stockholders and who do not tender their Shares, intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required. Following completion of the Second-Step Transaction, there would be few, if any, Public Stockholders of the Company.

        As part of the Transactions (as defined herein), all Stock Options held by individuals other than the Remaining Stockholders, whether or not vested (the "Public Stock Options"), will be surrendered in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the product of (x) the total number of Shares subject to any such Public Stock Option and (y) the excess of the Offer Price over the exercise price per Share subject to such Public Stock Option, without any interest thereon. None of the Remaining Stockholders will be surrendering Stock Options owned by them in connection with the Transactions, but the Remaining Stockholders may, in the future, following the consummation of the Transactions (as defined herein), cause the Company to convert such Stock Options into cash in the same manner as Public Stock Options surrendered and exchanged pursuant to the Offer.

        Except as otherwise agreed to in writing by the Company and the Remaining Stockholders, the Stock Options and any other equity plans, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in the capital stock of the Company, will be terminated as part of the Transactions.

        In determining whether to approve the Offer, the Independent Committee and Board of Directors considered a number of factors, several of which are listed below (see "Special Factors - Position of the Company's Board; Fairness of the Offer"):

- The Company currently has a very small stockholder base for an exchange-traded public company as indicated by its stockholders of record, a number substantially below the 300 minimum which triggers the obligation to file periodic financial reports and other information pursuant to the Exchange Act.

- The market for the Company's common stock provides limited liquidity for stockholders to liquidate or add to their investments. Additionally, because of the limited liquidity available, the Company has been unable to utilize the public equity capital markets effectively as a source of financing.

- There are considerable costs associated with remaining a public company. In addition to the time expended by the Company's management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports is considerable.

- The reporting requirements of public companies can lead to disclosure of sensitive information, resulting in a competitive disadvantage in the marketplace.

- The stated desire of the Remaining Stockholders not to consider a sale of the Company or their interest in the Company, which made pursuit of other potential alternatives (such as a sale of the Company as a going concern) impracticable. (This factor may be deemed to have limited the options available to the Independent Committee in exploring alternatives that might benefit the unaffiliated Stockholders.)

        In determining whether the Offer Price to be paid to the Company's Public Stockholders is fair, the Independent Committee relied on the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., its financial advisor ("Houlihan Lokey"), that a cash consideration of $4.625 net per share to the Public Stockholders is fair to the Public Stockholders from a financial point of view. See "Special Factors-Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." for further information concerning the opinion of Houlihan Lokey. Such opinion was delivered prior to receipt of the American letter and has not been confirmed since its delivery.

        THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF THE DIRECTORS OF THE COMPANY WHO ARE NOT OFFICERS OF THE COMPANY, HAS DETERMINED THAT THE OFFER IS FAIR TO, AND IN

THE BEST INTERESTS OF, THE PUBLIC STOCKHOLDERS, AND RECOMMENDS THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        The Company has filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act an Issuer Tender Offer Statement on
Schedule  13E-4  ("Schedule  13E-4") and a Rule 13e-3  Transaction  Statement on
Schedule 13E-3. The term, "Expiration Date," means 5:00 p.m., Eastern Daylight Time, on ____________ ___, 1999, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        Winston Resources, Inc. is the successor to a personnel recruitment and placement service business founded in 1967 by Seymour Kugler, its President and Chief Executive Officer. The Company and its subsidiaries together provide a wide range of personnel supply services to businesses, institutions and governmental agencies, through their own offices and through offices operated by independent franchisees under licenses from the Company. The Company also provides recruitment advertising services to businesses and other institutions.

        Through its own offices, the Company recruits and places employees in entry-to-high-level full-time salaried positions in the New York City metropolitan area (consisting of New York City, Nassau, Suffolk and Westchester Counties, New York and parts of northern New Jersey and southern Connecticut) and in the Fort Lauderdale area of Florida. Such services are provided on a contingent fee basis under which the Company collects a fee only if it successfully places a job candidate with a client. Through its Fisher-Todd Associates division, the Company also provides services for business and industry clients across the United States, recruiting upper level executives on a retainer fee basis and on a contingency fee basis.

        The Company also supplies temporary employees with professional, secretarial, clerical, medical, allied health, nursing, light industrial, information technology and word processing skills, to business clients and governmental agencies in the New York City, Long Island and New Jersey areas, as well as in Florida's Fort Lauderdale area. Temporary employees perform services at the client's premises under the client's supervision and direction. For each temporary employee, the client is charged an hourly rate that includes the employee's direct labor rate, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit.

        In addition to services furnished through its own offices, the Company licenses independent franchisees to provide personnel services under the trade names and service marks owned by the Company. Franchisees of the Company provide full-time placement and executive search services under the name "Roth Young", permanent personnel recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel" and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps" in a total of sixteen cities and towns across the United States.

        This Offer to Purchase and the accompanying documents contain information required to be disclosed by the Exchange Act and the rules and regulations promulgated thereunder, including financial information regarding the Company, a description of the terms, conditions and background of the Offer, and the procedures for tendering Shares for purchase.

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                           SPECIAL FACTORS

1. PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER

        Purpose of the Offer. The Company has determined that it is in its best interests and those of its stockholders to terminate the Company's status as a public reporting company by delisting its common stock from AMEX and terminating the registration of the Shares under the Exchange Act. Management believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volumes. As a result, there is a limited market for the Shares and low trading volumes make it difficult for stockholders to sell large blocks of Shares. Low prices mean stockholders who wish to sell a small number of Shares may receive only a nominal return after payment of commissions. The purpose of the Offer is to provide the Public Stockholders with liquidity for their Shares prior to the intended delisting of the Shares and the termination of Exchange Act registration by enabling them to sell their Shares at a fair price and at a premium over recent market prices. Completion of the Offer also would result in the Remaining Stockholders retaining the entire equity interest in the Company. All Shares purchased in the Offer will be held in the treasury of the Company until the completion of the Second-Step Transaction, if necessary, at which time the Shares will be retired.

        If less than all of the Shares owned by the Public Stockholders are tendered pursuant to the Offer, the Company may seek to effect the Second-Step Transaction. If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. The Remaining Stockholders, who currently own 47% of the outstanding Shares, as well as the directors and executive officers of the Company who are not Remaining Stockholders and who do not tender their Shares pursuant to the Offer, intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required. It is contemplated that the consideration which would be payable to the Public Stockholders in the Second-Step Transaction would be cash in an amount equal to the Offer Price. The net result of the Offer and the Second-Step Transaction (together, the "Transactions") would be that the Company would become a private company, owned entirely or almost entirely by the Remaining Stockholders with few, if any, Public Stockholders. See "The Tender Offer - 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration."

        Consummation of the Transactions will permit the Remaining Stockholders to receive all of the benefits that result from ownership of the entire equity interest in the Company. Such benefits include management and investment discretion with regard to the future conduct of the business of the Company, the benefits of the profits generated by operations and any increase in the Company's value. Similarly, the Remaining Stockholders will also bear the risk of any decrease in the value of the Company.

        Under the Delaware General Corporation Law (the "DGCL"), the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares would be required to approve the Merger through a meeting of the stockholders. Unless such Merger is consummated pursuant to the short-form merger provisions of DGCL, as described below, the only other required corporate action by the Company is the approval and adoption of the Merger by the affirmative vote of the holders of a majority of the Shares. The Remaining Stockholders have expressed an intention to vote all of their Shares in favor of the Second-Step Transaction if a stockholder's vote is required, should such a Second-Step Transaction be implemented.

        Under the DGCL, an entity which owns 90% or more of a subsidiary entity may effect a merger with such entity without submitting the merger to a vote of the other stockholders of such entity (a "a short-form merger"). Accordingly, if the Remaining Stockholders own 90% or more of the Shares that remain outstanding after completion of the Offer, the Merger may be effected as a short-form merger, without a vote of the Company's other stockholders. In such event, the Remaining Stockholders and the Company intend to take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as promptly as practicable after consummation of the Offer, without a meeting of the stockholders of the Company. If, however, the percentage of ownership of the Remaining Stockholders after completion of the Offer is less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the applicable laws, and a significantly longer period of time may be required to effect the Merger. See "Special Factors-Rights of Stockholders in the Event of the Merger." Following consummation of the Offer and, if necessary, the Second-Step Transaction, the Company will seek to delist the Shares such that the Shares will no longer be quoted on AMEX, and the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the Offer and, if necessary, the Second-Step Transaction, there will be no publicly traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See "The Tender Offer - Effect of the Offer on the Market for Shares; Quotation and Exchange Act Registration."

        Reversion of the Company to private ownership will eliminate the substantial general and administrative costs attendant to the Company's status as a reporting company under the Exchange Act. In addition to the time expended by Company management, the legal, accounting and other expenses involved in the preparation of annual and other periodic reports are considerable. The Company estimates that its total out-of-pocket expenses associated with maintaining its public status are approximately $150,000 per year. These costs include the review of periodic reports to the Securities and Exchange Commission (such as Form 10-K and Form 10-Q), legal and accounting fees relating to such matters, annual fees for the Company's transfer agent, fees relating to the listing of its common stock on AMEX, directors' fees and costs associated with communications with stockholders. These costs do not include the salaries and time of employees of the Company who devote attention to these matters. Additionally, the Company's management believes that required public disclosures under the Exchange Act may have given its competitors, many of which are not similarly burdened, certain information and insights about the Company's operations which have helped them in competing with the Company.

        Since becoming a public company in 1987, the Shares generally have remained very thinly traded and have provided little liquidity for stockholders, particularly those stockholders with larger equity positions in the Company. The Company has been unable to utilize the Shares effectively for acquisitions or financing because of its low market price and low trading volume and the relatively higher valuation the marketplace has accorded many of the Company's larger public competitors, which has enabled such competitors to finance acquisitions and operations with relatively "cheaper" equity, and so has been unable to realize one of the principal benefits of public ownership.

        Background To The Offer. From time to time, the Company has considered various approaches to enhancing stockholder value by improving the market price for the Company's common stock. Such approaches have included, among other things, stock splits, stock dividends, cash dividends, reverse stock splits and various combinations of the foregoing. In each instance, these alternatives have been rejected on the basis of the Board's conclusion that, given the low price of the Company's common stock, the small float for its shares, the limited number of public holders, the complete absence of research coverage, the virtual lack of institutional following and the likely expense to be incurred, none of such approaches would have the desired effect or could justify the expense of implementation. The Board considered implementing stock dividends and stock splits on several occasions between 1996 and 1998. In each instance, such action was rejected for the reason that the effect of implementing such a stock split or stock dividend might be to reduce the price of the Company's common stock to a level at which the Company would be viewed as a "penny stock", thereby making it even less attractive to new stockholders. The Company also considered declaring and paying a cash dividend on several occasions, but decided not to do so because of the uncertainty of the Company's ability to sustain cash dividends at a level that would maximize value to the Company's Stockholders. At no time did the Board consider sale of the Company to a third party, since the Company's Chairman and other members of his family, including certain officers and directors of the Company, who in the aggregate 47% of the Shares, repeatedly indicated that they were not interested in any such sale. As the Company's operating performance continued to improve from 1996 through 1998, and the Company's stock price increased, reflecting both such improved performance and the improvement of stock prices of publicly held staffing industry companies, the Board felt that the most prudent course of action was to defer any decision about a stock split or dividend until the price of the Company's stock had
further   increased  to  a  level  where  a  meaningful  stock  split  could  be implemented.

        The Company's management has been increasingly frustrated, since mid-1998, at the continuing decline in the price of the Company's common stock in the face of continuing reported record increases in the net operating results of the Company. Following the release of results for the third quarter of fiscal 1998, in which the Company reported a 12% increase in net earnings and a 10% increase in revenues, the price of the Company's common stock dropped from 6 1/4 on the date of release of such report to 3 3/4. Likewise, following the release of results for the fourth quarter of fiscal 1998, in which the Company reported a 22% increase in net earnings and a 26% increase in revenues, the price of the Company's common stock dropped from 3? on the date of release of such report to 3.

        Given the recent deterioration in the Company's operating performance, in which both revenues and net income declined in the most recent quarter from the prior year's levels, and are anticipated to decline for the current fiscal year from the prior year's levels, and also given the recent changes adversely affecting the staffing industry and the resulting dramatic reduction in share prices of many publicly held staffing industry companies, the Board now believes that it is unlikely, in the foreseeable future, that the Company's share price would increase to a level that would permit a stock split or a stock dividend to be implemented.

        As recently reported in a leading staffing industry publication, Staffing Industry Report ("SIR"), shares of publicly held staffing industry companies, which enjoyed considerable gains during most of 1998, have significantly underperformed the market in recent months. After reaching an all time high in April 1998, SIR's index of staffing industry stocks declined to a three year low by March, 1999. By comparison, major market averages, including the Standard & Poor's 500 and the Dow Jones Industrials, have surged to new highs. Among those factors which SIR cited as a basis for such declines are the trend of investors to avoid small cap stocks, a category which includes many public staffing industry companies, and a slowing of staffing industry growth, caused in large part by a tight labor market. One industry analyst, Matthew V. Roswell of Legg Mason Wood Walker, Inc., points to the growing commoditization of staffing services and believes that staffing companies will be faced with further margin contraction, a more difficult operating environment and reduced profitability. Mr. Roswell also predicts that employers will increasingly utilize the internet to bypass staffing companies altogether in addressing staffing needs.

        In light of the foregoing and communications by the Company with stockholders of the Company, including those unaffiliated with the Remaining Stockholders, in which such stockholders requested that the Company consider ways in which it could enhance stockholder value, the Company's founder, Chairman of the Board of Directors, and principal stockholder, Seymour Kugler, in late 1998, decided to investigate the feasibility of making an offer to purchase all of the Company's shares not held by Mr. Kugler or members of his family. On January 19, 1999 the Company contacted The Bank of New York ("BONY"), its principal lender, regarding the availability of financing for the Company to purchase all of the Public Shares. On February 24, 1999, BONY informally advised the Company that, subject to satisfying customary conditions, BONY would commit to provide the Company with financing in order to fund the Offer.

        On February 24, 1999, the Company's Board of Directors held a special meeting at which Mr. Kugler proposed that the Company make a cash tender offer (the "Proposal") to stockholders for the purpose of taking the Company private at a price 15% above the market price for the Company's common stock at the time of commencement of such offer. Based on the last trade of the Company's common stock on AMEX on February 23, 1999, at a price of $3.125 per share, the price per share of the Proposal would have equaled $3.59 per share. Mr. Kugler noted that, overall, since the Company went public in 1987, the public market had not responded to sustained profitability of the Company and its common stock had remained thinly traded and had provided very little liquidity for stockholders. He further noted that the Company had been unable to use its stock effectively for acquisitions, financing or employee incentives because of low market price and low trading volume. He stated his belief that if the Company reverted to private ownership, it could eliminate substantial general and administrative costs of being a reporting Company under the securities laws, and noted that the diversion of management's time and attention to matters of public reporting and the expenses of legal, accounting and transfer agent activities involved in remaining public were considerable.

        Following such remarks, Mr. Kugler recommended that the Board appoint a committee (the "Independent Committee") composed of the Board's independent directors, Martin Wolfson, Martin Fischer, Martin Simon and Norton Sperling to consider the Proposal on behalf of the Public Stockholders and make a recommendation to the Board. After the Board unanimously approved the Independent Committee, Mr. Kugler requested that Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP, counsel to the Company ("Newma Tannenbaum"), advise the directors, and, in particular, the Independent Committee, of their responsibilities in connection with the Proposal. Newman Tannenbaum thereupon advised the Board that the Independent Committee should report back to management once they had met and selected independent counsel and an independent financial advisor so that the activities of such counsel and financial advisor could be coordinated and expedited.

        Newman Tannenbaum recommended that the Independent Committee meet separately for the purposes of reviewing and evaluating the transaction and that at such meeting, the Independent Committee should consider the factors leading to the proposal to take the Company private, including the costs to the Company of being a public entity, lack of an active trading market for the Company's common stock and resulting lack of liquidity for Stockholders. Newman Tannenbaum also recommended that the Committee review, among other things, the Company's financial condition, conditions generally in the staffing industry, and the prospects for the future of the Company, including whether it was practical or probable that the Company would be able to achieve future acquisitions either with Company stock or to use Company stock to raise cash for such acquisitions.

        Newman Tannenbaum also stressed that the Independent Committee should understand that there were no limitations imposed upon its review of the proposal, or on the investigations or procedures to be followed in reaching a conclusion regarding fairness, provided that the Independent Committee should understand that the Kugler family was unwilling to consider a sale of their interest in the Company and that it would therefore be unnecessary for the Independent Committee to consider the possibility of seeking alternative values for shareholders by soliciting offers to purchase the Company or its assets from third parties.

        Following the Board meeting, the Independent Committee held a meeting and decided on a process for identification and engagement of independent counsel and independent financial advisors to the Independent Committee. The Independent Committee also elected Martin Wolfson as Chairman.

        On March 10, 1999, Newman Tannenbaum corresponded with the members of the Independent Committee providing an explanation for the terms of the Company's Proposal, noting that the 15% premium over market price was based on the Company's own research regarding recent cash tender offers by other public companies, believed to be comparable to the Company.

        During March 1999, the Independent Committee interviewed several law firms and investment banking firms to serve as legal and financial advisors to the Independent Committee. On March 15, 1999, the Independent Committee retained Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"), as counsel to the Independent Committee, and in April 1999, retained Houlihan Lokey as financial advisor to the Independent Committee.

        On April 28, 1999, Martin Wolfson advised Newman Tannenbaum that Houlihan Lokey was in the process of completing its due diligence investigation of the Company and had a scheduled visit with the Company to review certain financial information. He indicated that, based on his conversations with Houlihan Lokey, the Committee might receive Houlihan Lokey's preliminary report as early as the following week but that at that time he had no indication what Houlihan Lokey's conclusions would be.

        During the week of May 10, 1999, Mr. Wolfson advised Newman Tannenbaum that the Committee expected to receive a preliminary report from Houlihan Lokey during that week and requested that a special meeting of the Board of Directors be convened immediately following the meeting of the Board scheduled for May 19, 1999, immediately following the Company' s annual meeting of stockholders.

        On May 12, 1999, the Independent Committee met with representatives of Houlihan Lokey and Paul Hastings to discuss the results of Houlihan's analysis of the Proposal. Houlihan Lokey presented its report to the Independent
Committee, describing the procedures used to evaluate the Proposal price, including, among other things, analysis of the Company's stock price and the premium reflected in the Proposal. Based on the analysis performed, Houlihan Lokey's report concluded that the Proposal was not fair to the Public Stockholders from a financial point of view. The Independent Committee agreed to present the results of the Houlihan Lokey report to management.

        On May 19, 1999, the Board met with representatives of Paul Hastings. Martin Wolfson, as Chairman of the Independent Committee, reviewed the basis for Houlihan Lokey's assessment of the Company's stock price, as well as certain analysis done by Houlihan Lokey of a variety of bases for valuation and certain comparative analysis of the valuation of other public companies in the staffing industry. Based on its analysis, Houlihan Lokey concluded that a 15% premium over the then current market price for the Company's common stock would not be a fair price for the Proposal from a financial point of view. During the course of such presentation, management indicated that because of recent changes adversely affecting the staffing industry, generally, and the Company, specifically, including the loss of a significant volume of business from certain of its major customers, the Company had revised the projections for 1999 given to Houlihan Lokey, which projections had been developed in October 1998, to more closely reflect the recent deterioration in operating results.

        The original projections provided to Houlihan Lokey were prepared in the fall of 1998 as part of the Company's normal year-end budget forecasting. Information utilized to prepare the projections is compiled and finalized in the fall of each year in order to provide an opportunity for each of the Company's business units to identify their goals for the forthcoming year. The forecasted information is derived solely from sales and gross profit forecasts, anticipated staffing levels and anticipated commissions. Based upon either actual or historical information available and compiled in the ordinary course of business, management then derives other general and administrative costs and expenses. Those involved in the forecasting process include the Company's Chairman, Seymour Kugler, Vice Presidents Todd Kugler, Gregg Kugler, Alan Wolf, Michael Gallo, Douglas Russell and Raymond McCourt, the President of the Company's advertising division, Bruce Papkin, the Company's Secretary, Eric Kugler, and the Company's Chief Financial Officer, Jesse Ulezalka, and Assistant Controller, Anthony Fata.

        The Company revised its projections (the "Revised Projections") in May, 1999, when it became apparent that, based upon actual year-to-date results, revenue growth was slowing so that the Fall 1998 projections were not achievable. The Revised Projections prepared in May, 1999, were prepared by Seymour Kugler, Gregg Kugler, Todd Kugler, Eric Kugler, Jesse Ulezalka and Anthony Fata. The primary difference in the Revised Projections from the Fall 1998 projections was that revenue projections were not being attained as a result of a loss of significant business from some of the Company's clients and new business was sufficient merely to offset, rather than augment, such lost revenues, and that, based on actual year-to-date results, current revenues were being attained at lower margin percentages because of heightened competition and increased pricing pressures in the marketplace. As a response to the foregoing factors, the Company has reduced certain costs in general and administrative expenses in contemplation of lower revenue results and certain expenses have been reduced as a direct result of decreased revenues, primarily bonuses, commissions and related payroll taxes and fringe benefits. The Company has increased compensation for new salespeople, and increased investment in new business development in order to sustain revenue levels in a market of increased competition. The net result of these trends and actions has been a decline in both net income and cash flow. The Company believes this cycle will continue for the remainder of the current fiscal year, putting pressure on results.

        At the conclusion of the May 19 meeting, the Independent Committee indicated that it would ask Houlihan Lokey to apply the necessary due diligence procedures to the new projections in order to determine if their report to the Independent Committee should be revised. The Independent Committee also asked the Company to consider (i) increasing the offer in light of the Houlihan Lokey report and (ii) retaining an investment banking firm to advise the Company in connection with its evaluation of any revised offer.

        Following such Board meeting, the Company engaged the investment banking firm of Peter J. Solomon Co. Ltd. ("Solomon") as the financial advisor to the Company, to work with the Company to formulate an offer acceptable to the Independent Committee and to act as an intermediary with Houlihan Lokey in order to assist such firm in completing its valuation of the Company for the Independent Committee.

        The Company selected Solomon to be its financial advisor in connection with the Offer because Solomon is a prominent investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions. Solomon has had no prior investment advisory or corporate finance relationship with the Company or the Remaining Stockholders. Pursuant to the terms of a letter agreement dated May 27, 1999 between Solomon and the Company, the Company agreed to pay Peter J. Solomon $50,000 upon the execution of the letter agreement and an additional fee of $50,000 upon the earlier of (i) initial approval of the Offer by the Special Committee or (ii) if earlier, commencement of the Offer. In addition, the Company also agreed to reimburse Solomon for its reasonable out-of-pocket expenses up to a maximum of $2,000. The Company also agreed to indemnify Solomon and its affiliates, counsel and other professional advisors, and the respective directors, officers, controlling persons, agents and employees of each of the foregoing against certain liabilities related to or arising out of the engagement of Solomon under the letter agreement or any transaction or conduct in connection therewith.

        Solomon initiated conversations with Houlihan Lokey in late May discussing Solomon's role in the potential transaction. Solomon defined its role to Houlihan Lokey as giving its perspective as to the value of the Company.
Solomon also pointed out that the projections used by Houlihan Lokey in their analysis of the Proposal had been revised as described above and may not accurately reflect the Company's recent performance and prospects. A representative of Houlihan Lokey indicated that Houlihan Lokey would undertake a due diligence investigation of the new projections. Houlihan Lokey indicated that it would advise Paul Hastings and the Independent Committee of its discussions with Solomon and subsequently arrange a meeting with Solomon.

        On June 4, 1999 a meeting was held at the offices of Houlihan Lokey among representatives of Houlihan Lokey and Solomon. Solomon presented to Houlihan Lokey at the meeting its perspective as to the value of the Company. Solomon noted that the implied multiple of the Company's net income for the trailing 12 months based on the initial proposal price of $3.59 was close to the net income multiples of public companies in comparable businesses of much larger size and whose securities trade with significantly greater liquidity than those of the Company. Solomon also stressed the magnitude of the premium being offered over the market price of the Company's stock on the date preceding the offer. Houlihan Lokey responded that it was focused more on the intrinsic value of the Company. As one method of determining intrinsic value, Houlihan Lokey applied a traditional leverage buyout analysis to determine the ability of the Company to finance an offer at a higher price, and they indicated that they believed, based on such valuation analysis, a higher price could be financed. Solomon responded that such an analysis needed to take into account the recent deterioration in the Company's results and concerns about current economic conditions. Solomon and Houlihan Lokey also discussed and reviewed the Revised Projections. Given the scope of the role of both Solomon and Houlihan Lokey, the discussion was focused more on the appropriate methodologies for valuing the Company's offer than on negotiation of offer price, since neither Solomon nor Houlihan Lokey was authorized to engage in such negotiations at this time.

        Houlihan Lokey indicated at the conclusion of the meeting that they would review their analysis and then meet with the Independent Committee to discuss Houlihan Lokey's conclusion regarding valuation in light of the new financial information and the meeting with Solomon.

        Between June 5 and June 10, 1999 Solomon held conversations with Houlihan Lokey, and during those conversations, Solomon relayed to Houlihan Lokey that Mr. Kugler might consider a revised offer of $4.50 per share.

        On June 10, 1999, the Company formally presented the Independent Committee with a new offer, to purchase all outstanding shares of the Company's common stock not held by the Kugler family at a price of $4.50 per share. Following delivery of such proposal, Mr. Wolfson contacted Mr. Kugler on June 11, 1999, to arrange a meeting of the Board of Directors of the Company on June 16, 1999 to discuss the new proposal.

        On June 15, 1999, the Independent Committee convened a telephonic meeting with representatives of Houlihan Lokey and Paul Hastings to discuss the revised offer and Houlihan Lokey's review of the revised projections prepared by the Company's management. Houlihan Lokey indicated that they had conducted sufficient procedures to conclude that the revised projections prepared by the Company's management were appropriate to use as a basis for their analysis of the revised offer. Notwithstanding the use of the revised projections, Houlihan Lokey indicated that the revised offer of $4.50 per Share was below the midpoint of its concluded range of prices that would be fair to the Public Stockholders from a financial point of view.

        On June 16, 1999, the Board of Directors met with representatives of Houlihan Lokey, Paul Hastings, Solomon and Newman Tannenbaum to discuss the Company's revised proposal. Mr. Wolfson, on behalf of the Independent Committee, thanked the Company for substantially increasing the proposed offer, but indicated that the Committee believed that a higher offer was appropriate. Representatives of Solomon and Houlihan then outlined for the Independent Committee and the other directors those variables which they believed to be most important in determining a fair valuation of the Company. A representative of Solomon reiterated that industry multiples used in a comparable company valuation analysis to calculate the intrinsic value of the Company must be discounted to the extent the comparables are larger companies with more liquid trading markets than the Company. It was further pointed out that all industry valuations had deteriorated significantly, reflecting the deterioration in business prospects for staffing companies, generally, as a result of increased competition, consolidation and resulting reductions of operating margin and projected growth. At this point, the meeting recessed so that the parties could meet with their respective financial and legal advisors to discuss the current status of the negotiations. After some discussions, representatives of Solomon and Houlihan Lokey met to discuss a possible mutually agreeable transaction. Houlihan Lokey then met with the Independent Committee to indicate that they believed the Company would be willing to increase its offer to $4.625 per share and that Houlihan Lokey was prepared to opine that this increased offer would be fair to the Public Stockholders from a financial point of view. After the Board reconvened, Mr. Kugler stated that the Company would be willing to increase the offer to $4.625 and, if the Independent Committee would approve an offer at $4.625 per share, he would recommend to the Board of Directors that it authorize the Company to proceed with such an offer. Following such statement, the Independent Committee unanimously agreed, based in part on the opinion of Houlihan Lokey, that an offer of $4.625 per share was fair from a financial point of view to, and in the best interests of the Public Stockholders and recommended that the Board approve the Offer.

        Following the action of the Independent Committee, the Board, by unanimous vote of all Directors present and voting, based in part on unanimous recommendation and approval of the Independent Committee, determined that the Offer is fair to and in the best interests of the Public Stockholders of the

Company and recommended that all Public Stockholders accept the Offer and tender their Shares pursuant to the Offer, and the Company issued a press release regarding the Offer.

        During the course of its engagement, Solomon prepared discussion materials which it utilized in its meeting with Houlihan Lokey on June 4, 1999. Solomon did not prepare any other analysis or report or deliver any opinion in connection with its engagement. A copy of Solomon's discussion materials is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or any representative of such stockholder who has been so designated in writing. A copy of such discussion materials will be transmitted by the Company to any such stockholder or representative upon written request and at the expense of the requesting stockholder.

        In preparing its discussion materials and preparing for its assignment, Solomon reviewed the financial performance of the Company as well as both the Fall 1998 projections and the Revised Projections. In addition, Solomon undertook a series of valuation analyses which considered, among other things,
(i) the liquidity of the Company's securities, in which it determined that the stockholders of the Company have substantially less ability to realize liquidity than shareholders of public companies of larger size engaged in similar businesses, (ii) the Company's earnings growth, in which it determined that the Company's projected growth rate and earnings lags behind its public comparables,
(iii) the Company's EBITDA margin, in which it determined that the Company's EBITDA margin is in the lower end of the range compared to its public comparables and (iv) the market value and sales of the Company, in which it determined that the Company is substantially smaller than other public companies in the staffing industry. Solomon also analyzed typical multiples for mergers and acquisitions involving "small cap" companies and multiples paid in small "going private" transactions. As a result of these analyses, Solomon concluded that the appropriate multiple for acquisition of the Company should be at a discount to the trading multiples of larger public staffing companies as well as the multiples for acquisitions of larger copmanies engaged in the staffing business.

        Letter Received From American Claims Evaluation, Inc.: On July 7, 1999 the Company received an unsolicited letter from American, which identified itself as a Nasdaq (National Association of Securities Dealers, Inc. Automated Quotation System)/Small Cap listed company. The letter indicated that American was interested in purchasing 51% or more of the Company's common stock for $5.25 per share in cash and wanted to meet with the Company. On July 9, 1999 a special meeting of the Board of Directors was called to consider and evaluate American's letter. The telephonic meeting was attended by all members of the Board of Directors, including those members comprising the Independent Committee, as well as by representatives of Houlihan Lokey, Solomon, Paul Hastings and Newman Tannenbaum. At the meeting, Seymour Kugler confirmed to the Board of Directors that, consistent with their earlier statement that they were unwilling to consider a sale of their interests in the Company, none of the Remaining Stockholders were interested in pursuing the proposal set forth in American's letter and would not accept an offer from American of $5.25 per Share in cash. In addition, certain officers holding Shares, including Alan E. Wolf and David Silver, indicated their unwillingness to accept the American proposal, which they subsequently confirmed to the Board in writing, thereby making, together with the Shares beneficially held by the Remaining Stockholders, in excess of 56% (including currently exercisable Stock Options) of the Shares unavailable for purchase in connection with American's proposal. After deliberation, the Board concluded that since the terms set forth in American's letter could not be met by virtue of the unavailability for purchase of Shares owned by the Remaining Stockholders and certain officers, the Company should respond in writing to American's letter advising it that stockholders holding more than 51% of the Shares had advised the Board that they were not interested in pursuing American's proposal and would not accept an offer from American of $5.25 per Share in cash. The Company responded accordingly by letter dated July 9, 1999. Because the Board concluded that the American proposal could not succeed, the Board decided that there was no reason for the Board, the Independent Committee or Houlihan Lokey to conduct any further assessment of fairness. Accordingly, the Board did not refer the proposal to the Independent Committee for review. The recommendation of the Offer by the Independent Committee and the opinion of its financial advisor, Houlihan Lokey, were received prior to the receipt of the American letter and none of the Board of Directors, the Independent Committee or its financial advisor have confirmed their fairness assessments following receipt of the American letter. On July 12, 1999, the Company's counsel confirmed the advice set forth in the Company's July 9, 1999 response in a telephone conversation with American's management. The Company has received no further communications from American since that date.

        Certain Effects of the Offer; Plans of the Company after the Offer. The Remaining Stockholders have informed the Independent Committee that, assuming the completion of the Transactions, they have no present intention to cause the Company to change its fundamental business, sell or otherwise dispose of any material part of its business, merge, liquidate or otherwise wind-up its business. Nevertheless, the Remaining Stockholders may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties and personnel to determine what changes, if any, might then be desirable.

        Management believes that consummation of the Transactions will result in substantially greater flexibility for the Company in the utilization of assets and in the planning of its future. If the Offer, and, if necessary, the Second-Step Transaction are completed, the Remaining Stockholders will be permitted to receive the benefits that result from the ownership of all, or a significant amount, of the equity interest in the Company, but will also bear the risk of any decrease in the value of the Company. As a result of the borrowing incurred in connection with the financing of the Offer and, if necessary, the Second-Step Transaction, the consolidated indebtedness of the Company will be substantially greater. See "The Tender Offer - 8. Financing of the Offer and the Second-Step Transaction."

        The Company anticipates that the Remaining Stockholders will replace all of the current directors comprising the Independent Committee as soon as practicable as directors of the Company following the consummation of the Offer and, if necessary, the Second-Step Transaction. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if necessary, the Second-Step Transaction.

        Following consummation of the Second-Step Transaction, the Shares will no longer be traded on AMEX, and the registration of the Shares under the Exchange Act will be terminated and, accordingly, the Company will no longer be required to file periodic reports with the Commission.

2.       RIGHTS OF STOCKHOLDERS IN THE EVENT OF THE SECOND-STEP TRANSACTION

        No appraisal rights are available in connection with the Offer. However, if the Second-Step Transaction is consummated, stockholders who have not tendered their Shares will have certain rights to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares.

        If a dissenting stockholder were to exercise such appraisal rights in connection with the Second-Step Transaction, and if the Company and such stockholder were unable to agree on the fair value of the Shares, a court would determine the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Second-Step Transaction. The fair value of the Shares would be paid in cash to such dissenting stockholder. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the price received in the Second-Step Transaction.

        The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights and is qualified in its entirety by reference to the full text of Section 262 of the DGCL included in Schedule III attached hereto. The preservation and exercise of appraisal rights are conditioned on strict adherence to such Section 262.

3.       RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER

        Recommendation of the Company's Board. On June 16, 1999, the Board, by unanimous vote of all directors present and voting, based in part on the unanimous recommendation and approval of the Independent Committee, determined that the Offer is fair to and in the best interests of the Public Stockholders of the Company, subject only to receipt of a firm commitment from the Company's principal lender to provide the Debt Financing (as defined herein). The Board, by a unanimous vote of all directors present and voting, has recommended that all Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

        Fairness of the Offer. In reaching its determinations referred to immediately above, the Board considered the following factors, each of which, in the view of the Independent Committee as well as the other members of the Board, supported such determinations. In addition, the Board, as well as the Independent Committee and the Remaining Shareholders, adopted the analysis of Houlihan Lokey described below under captions "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

        a. The Independent Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the $4.625 net per Share cash consideration to be paid to the Public Stockholders in the Offer represents a premium of approximately 61% per Share over the last reported sales price on June 15, 1999, the last full trading day preceding the public announcement of the Offer, and a premium of approximately 44% and 51% over the average closing price for the one-month and three-month periods, respectively, preceding such date and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's Public Stockholders.

        b. The Independent Committee considered the opinion of Houlihan Lokey that the consideration to be offered to the Public Stockholders is fair to such stockholders from a financial point of view and the report and analysis presented by Houlihan Lokey, which included discussion and analysis of historical trading volume and market prices, multiples of historical and forecasted net income from operations, cash flow from operations, book value and various other factors. With respect to the matters contained in the opinion of Houlihan Lokey, the Independent Committee reviewed the report and the analysis contained therein and considered the other factors set forth herein in determining that the Offer is fair.

        c. The Independent Committee reviewed the market price for the Shares as compared to the performance of the Company.

        d. The Independent Committee reviewed the nature of the Company's business and the industry in which the Company operates, including information received by the Board regarding trends in the permanent and temporary staffing industries and various uncertainties associated with current and potential future industry and market conditions. The Company operates in a cyclical industry that has just enjoyed several years of continuous expansion, outlasting most prior upward cycles. The Company has recently begun to experience a softening in demand in certain markets which it serves, a reduction in the rate of growth from recent quarters in other markets and more competitive pricing for new business, resulting in erosion of profit margins. Each of these factors could be expected to put further pressure on the price of the Company's shares for the foreseeable future. See "Special Factors - Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

        e. The Independent Committee considered the opportunity provided by the Offer for a substantial number of stockholders to realize a premium for their Shares in the near future as compared to market prices that, absent the Offer and, if necessary, the Second-Step Transaction, are likely to continue to be significantly below the Offer price.

        f. The Independent Committee considered the structure of the transaction, which is designed, among other things, to result in the receipt by the Public Stockholders of cash consideration at the earliest practicable time without any brokerage fees.

        g. The Independent Committee considered the stated desire of the Remaining Stockholders not to consider a sale of their majority interest in the Company, which made pursuit of other potential alternatives (such as a sale of the Company as a going concern) impracticable.

        h. The Independent Committee considered the intention of the Remaining Stockholders to continue the business as a going concern, which makes any consideration of liquidation of the Company or values that ultimately might be obtained from such a liquidation highly speculative.

        i. The Independent Committee considered the availability of dissenters' rights under the DGCL in the event of the Second-Step Transaction.

        The members of the Board, including the Independent Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered Houlihan Lokey's analysis and opinion. In light of the number and variety of factors that the Board and the Independent Committee considered in connection with their evaluation of the Offer, neither the Board nor the Independent Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Independent Committee did so. The Independent Committee and the Board, however, gave significant weight to the factors specified in clauses (a) through (f), inclusive, above.

        In addition to the factors listed above, the Board and the Independent Committee each had considered the fact that consummation of the Offer would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the price of $4.625 net per Share to be paid in the Offer. See "Special Factors - Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

        It should be noted that neither the Board nor the Independent Committee considered the American letter in assessing the fairness of the Offer for the following reasons: First, the recommendation of the Independent Committee and the opinion of its financial advisor, Houlihan Lokey, were received prior to the receipt of the American letter. Second, American expressed an interest in acquiring 51% or more of the outstanding shares of the Company, which represented a controlling position in the Company. Satisfaction of such condition was impossible, given the stated unwillingness of the Remaining Stockholders and certain other officers of the Company to sell their Shares (representing a majority of the outstanding shares of the Company, including shares subject to currently exerciseable options) to American.

        In addition, the Independent Committee determined that the Offer is procedurally fair to the stockholders of the Company because, among other things
(i) the Independent Committee, consisting entirely of independent directors, was formed to evaluate and negotiate the terms of the Offer on behalf of the Public Stockholders, (ii) the Independent Committee retained Houlihan Lokey to render a fairness opinion with respect to the Offer, (iii) there were deliberations pursuant to which the Independent Committee evaluated the Offer, and (iv) a $1.035 per Share increase in the initial offer price resulted from active arm's-length bargaining between the Independent Committee and its representatives and the Remaining Stockholders. However, it should be noted that, because the range of alternatives available to the Board, and therefore the Independent Committee, did not involve a sale of the Company to a third party, the options available for the Independent Committee to explore on behalf of the unaffiliated shareholders may have been limited. Although the Independent Committee discussed alternatives to the Offer, the unwillingness of the Stockholders referred to above to sell their Shares led the Independent Committee to conclude that a sale of the Company to a third party was not a feasible alternative.

4.       OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

        Introduction. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies utilized by Houlihan Lokey. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgements made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

        The Company retained Houlihan Lokey on behalf of the Independent Committee of the Board of Directors to render an opinion as to the fairness, from a financial point of view, of the Offer to the Public Stockholders. At the June 16, 1999 meeting of the Board, Houlihan Lokey presented its analysis as hereinafter described and delivered its written opinion that as of such date and based on the matters described therein, the Offer is fair to the Public Stockholders from a financial point of view.

        THE  COMPLETE  TEXT OF HOULIHAN  LOKEY'S  OPINION IS ATTACHED  HERETO AS
SCHEDULE II. THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH OPINION. THE STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY HOULIHAN LOKEY.

        Houlihan Lokey's opinion to the Independent Committee addresses only the fairness from a financial point of view of the Offer, and does not constitute a recommendation to the Public Stockholders as to how such stockholders should vote at a meeting of the Stockholders should one be necessary. Houlihan Lokey's opinion does not address the Company's underlying business decision to effect the Offer. Houlihan Lokey has not been requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company.

        In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as they deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey: (i) reviewed the Company's audited financial statements on Form 10-K for the three fiscal years ended December 31, 1998, the Form 10-Q for the fiscal quarter ended March 31, 1999, and an internally prepared income statement for the four months ended April 30, 1999, which the Company's management has identified as being the most current financial statements available; (ii) met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company; (iii) reviewed forecasts and projections dated May 24, 1999 prepared by the Company's management with respect to the Company for the year ended December 31, 1999;
(iv) reviewed the historical market prices and trading volume for the Company's publicly traded securities; (v) reviewed publicly available financial data for certain companies that it deemed comparable to the Company, and publicly available prices and premiums paid in other transactions that it considered similar to the Offer; and (vi) conducted such other studies, analyses and inquiries as it deemed appropriate.

        In assessing the financial fairness of the Offer to the Company's Public Stockholders Houlihan Lokey: (i) analyzed the reasonableness of the trading value of the Company's publicly traded equity securities; (ii) independently valued the common equity of the Company using widely accepted valuation methodologies; (iii) analyzed the reasonableness of the consideration being offered in the Offer; and (v) reviewed the valuation implications to the Company's Public Stockholders of various alternatives to the Offer.

Valuation of the Company.

        Assessment of Winston Resources' Public Stock Price. As part of its analysis, Houlihan Lokey analyzed the trading price and volume of the Company's common stock.

        As indicated in the above graph changes in the Company's common stock price over the last twelve months have followed a similar pattern to changes in common stock prices of a group of comparable public companies. The Company's 30 day average stock price prior to announcement of the Offer was $3.27, which was 52.3% of its high price over the preceding twelve months. The composite 30 day average price of the group of comparable public companies was 52.2% of the composite high price over the preceding twelve months. The Company's closing price the day prior to the announcement was $2.875, which is 46.0% of the high price over the preceding twelve months, as compared to 47.5% for the group of comparable public companies.

        Houlihan Lokey calculated the ratio of the Company's average daily volume (over the most recent 90 days) for the Company's common stock to its float and total shares outstanding. Houlihan Lokey then compared the Company's ratios to similar ratios of comparable publicly traded companies.

        Based on these analyses, it was Houlihan Lokey's opinion that the Company's common stock (i) has traded in a similar fashion to the group of comparable public companies, (ii) has a smaller public float than the comparable public companies, (iii) does not trade as actively as the comparable public companies, and (iv) has less analyst coverage than most of the comparable public companies.

        Estimation of the Company's Fully Distributed Stock Price. Houlihan Lokey completed an independent valuation of the Company using the market multiple approach. This approach involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of the Company. Earnings and cash flow multiples were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between the Company and the public companies formed the basis for the selection of appropriate risk adjusted multiples for the Company. The risk analysis incorporated both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company and the comparable companies are engaged.

        For purposes of this analysis, Houlihan Lokey selected seven publicly traded, domestic companies involved in the personnel staffing industry. The companies included Barrett Business Services, Inc., Joule, Inc., On Assignment, Inc., Personnel Group of America, Inc., Romac International, Inc., SOS Staffing Services, Inc., and Westaff, Inc. Houlihan Lokey informed the Board that, because the market multiple approach is based upon publicly traded prices of equity securities, the resulting valuation indications are on a fully distributed, publicly traded equivalent basis. Houlihan Lokey's market multiple approach produced indications of value for the Company's common stock in the range of $4.30 to $4.90 per share, on a fully distributed, freely traded basis.

         Fairness of Consideration.

        Acquisition Premium Analysis. Houlihan Lokey analyzed the acquisition premiums (the difference between the acquisition price and unaffected trading price) paid in nine acquisitions of controlling interest of companies in the personnel staffing industry that occurred between January 1, 1996 and June 10, 1999. Houlihan Lokey noted that the four-week acquisition premiums ranged from a low of 20.6% to a high of 116.7% with a mean of 48.0% and a median of 39.2%. Houlihan Lokey noted that the acquisition premium implied by the Purchase Offer was (i) 60.9% relative to the Company's stock price of $2.88 on June 15, 1999,
(ii) 41.4% relative to the Company's four-week average stock price, (iii) 117.7% relative to the 52 week low price and (iv) a 35.1% discount to the 52 week high price. Based on this analysis, Houlihan Lokey noted that it was their conclusion that the Offer represents a reasonable acquisition premium.

        Houlihan Lokey further noted that the Company's stock price achieved its 52 week high on July 29, 1998, and that this was approximately the same period that the companies deemed by Houlihan Lokey to be comparable to the Company reached their respective highs. Due to the significant amount of time between the 52 week high and the date of the Offer, Houlihan Lokey concluded that the 52 week high was not relevant to the current value of the Company. Houlihan Lokey concluded that the more relevant indications were the 30 day average closing price prior to the Offer ($3.27 per share), the 60 day average closing price prior to the Offer ($3.21 per share) and the 90 day average closing price prior to the Offer ($3.12 per share). The Offer represents 41.4%, 44.1% and 48.2% premiums over the 30, 60 and 90 day average closing prices, respectively.

        In addition to assessing the acquisition premium implied by the Offer in the transaction, Houlihan Lokey performed an independent valuation analysis to determine the value of the Company on a controlling interest basis.

        Comparable Transaction Multiples. The comparable sales approach involved multiples of earnings and cash flow. Multiples utilized in this approach were determined through an analysis of acquisitions of controlling interests in companies with operations deemed to be reasonably comparable to the Company's principal business operations. For purposes of this analysis Houlihan Lokey analyzed 36 completed transactions between January 1, 1996 and June 10, 1999.

        Based on the foregoing, Houlihan Lokey concluded that the controlling interest value of the Company's common stock was reasonably stated in the range of $4.70 to $5.20 per share which Houlihan Lokey noted was more than the Offer Price of $4.625 per share. Houlihan Lokey noted that while the theoretical controlling interest value was above the Offer Price, the Offer Price represented a substantial premium to actual trading value and theoretical fully distributed trading value. Houlihan Lokey gave more weight to the premium to actual trading price and fully distributed analysis in evaluating the fairness of the Offer from a financial point of view.

        Assessment of Winston Resources' Strategic Alternatives to the Purchase Offer. In evaluating the fairness of the Offer, from a financial point of view, Houlihan Lokey considered the expected value to the Company's Public Stockholders of completing the Offer and certain alternatives to the Offer. With regard to each alternative, Houlihan Lokey's analysis qualitatively considered the valuation implications to the Company's Public Stockholders, the probability of successfully completing each alternative, and the cost and time to implement.

        For purposes of this analysis Houlihan Lokey considered the following strategic alternatives: (i) status quo; (ii) sale or merger with a strategic buyer, (iii) sale to a financial buyer; (iv) liquidation of business units; and
(v) the Offer. Houlihan Lokey noted that of the strategic alternatives considered, the Offer appears to provide the greatest value to the Company's Public Stockholders on a present value, risk-adjusted basis. Houlihan was not asked to evaluate the American letter, which was received after Houlihan had delivered its report, or to reconsider its evaluation in light of such letter.

     Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to them, and as adjusted based on their discussions with management, were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of the Company, and that there had been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to them.

     Houlihan Lokey has not independently verified the accuracy and completeness of the information supplied to them with respect to the Company and does not assume any responsibility with respect to it. The Company has not made any independent appraisal of any of the properties or assets of the Company. Houlihan Lokey's opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by them at the date of their letter.

     Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Independent Committee selected Houlihan Lokey because of its experience and expertise in performing valuation and fairness analysis. Houlihan Lokey does not beneficially own nor has it ever beneficially owned any interest in the Company.

     Fees and Expenses. Pursuant to an agreement dated April 26, 1999, Houlihan Lokey was retained by the Company to analyze the fairness of the Offer to the Public Stockholders of the Company, from a financial point of view. The Company has agreed to pay Houlihan Lokey a fee of $125,000 plus its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion. The Company has further agreed to indemnify Houlihan Lokey against certain liabilities and expenses in connection with the rendering of its services.

5.    INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION

     In considering the recommendation of the Board and the Independent Committee with respect to the Offer and the fairness of the consideration to be received in the Offer and the Second-Step Transaction (if necessary), stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below and which may present them with certain potential conflicts of interest. As of June 30, 1999, the Remaining Stockholders, who informed the Company that they would not tender any Shares in the Offer, as a group and including shares issuable to them under currently exercisable Stock Options had a 52.31% beneficial ownership interest, or 1,879,919 Shares. Even if no Shares are tendered in the Offer, the Remaining Stockholders, together, own more than a majority of the outstanding Shares and, if acting together, will be able to control all matters requiring approval of the Company's stockholders, including the election of directors.

     In connection with the Independent Committee's consideration of the Offer on behalf of the Public Stockholders, the Company and the Independent Committee have agreed that each member of the Independent Committee will receive a base fee of $5,000 plus an additional fee of $500 for each meeting involving the Independent Committee attended by such member. As of the date of this Offer to Purchase, the members of the Independent Committee have earned, in the aggregate, fees equal to $34,500.

     The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors -Recommendation of the Company's Board; Fairness of the Offer." The Company expects that employees of the Company who are not affiliated with the Remaining Stockholders will tender their Shares pursuant to the Offer.

     Under the DGCL, corporations organized under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's by-laws provide that each director and officer will be indemnified by the Company against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The Company also has purchased directors' and officers' liability insurance for the benefit of these persons.

6.       BENEFICIAL OWNERSHIP OF SHARES

     The following table sets forth certain information, as of June 30, 1999, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, each director of the Company, the Chief Executive Officer of the Company, the other executive officers of the Company, and all executive officers and Directors of the Company as a group:

                                                                    Number of                  Percentage of
Name and Address                                                   Shares (1)                Outstanding Shares

Directors and Officers

Seymour Kugler (2)(3)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................            1,145,456                     33.91%

Joel A. Klarreich, Esq., as trustee (4)
c/o Newman Tannenbaum Helpern
  Syracuse & Hirschtritt LLP
900 Third Avenue                                                      245,000                      7.25%
New York, New York  10022............................

Gregg Kugler (3)(5)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              206,729                      6.22%

Todd Kugler(3)(6)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017.............................                 180,691                      5.45%


                                   28


                                                                    Number of                  Percentage of
Name and Address                                                   Shares (1)                Outstanding Shares


Alan E. Wolf (3)(7)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              138,291                      4.24%

David Silver (3)(8)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................               49,900                      1.54%

Eric Kugler (3)(9)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              102,043                      3.12%

Martin Wolfson (10)
c/o Concord Fabrics Inc.
1359 Broadway
New York, New York 10018................................                4,667                        *

Martin A. Fischer (11)
West Center Associates
30-00 47 Avenue
Long Island City, New York 11101........................                9,667                        *

Martin J. Simon (12)
360 Merrick Road
Lynbrook, New York 11563 ...............................               10,667                        *

Norton W. Sperling                                                          0                        *
1025 Seawane Drive
Hewlett Harbor, New York  11557

All directors and executive officers as
A group (10 persons) (13)...............................            2,093,111                      57.20%

Other Beneficial Owners

Heartland Advisors, Inc.
790 North Milwaukee Street
Milwaukee, Wisconsin 53202 .............................              301,600                       9.33%

FMR Corp.
82 Devonshire Street
Boston, Massachusetts 02109 ............................              288,900                      8.94%





*  Represents less than 1% of outstanding shares.

(1) All shares are beneficially owned and, unless otherwise stated, the sole voting power and investment power is held by the persons named.

(2) The amount set forth above includes 145,001 shares currently issuable upon the exercise of stock options.

(3) For the year ended December 31, 1998 such person was a "Named Executive Officer" of the Company within the meaning of Item 402(a)(3) of
        Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

(4) Represents Shares held in trust for the benefit of Seymour Kugler and his descendants, with respect to which Mr. Klarreich, a partner at the law firm of Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP, serves as sole trustee. Under the Trust Agreement, Mr. Klarreich has voting and dispositive power, subject only to the beneficiary's right to withdraw the Shares under certain circumstances.

(5)     The amount set forth above  includes  90,000 shares  currently  issuable
        upon  the  exercise  of  stock  options.   Mr.  Gregg  Kugler  disclaims
        beneficial ownership of 36,000 shares owned by his children.

(6) The amount set forth above includes 85,000 shares currently issuable upon the exercise of stock options issued to Mr. Todd Kugler and his wife. Mr. Todd Kugler disclaims beneficial ownership of 9,500 shares owned by his child.

(7) The amount set forth above includes 25,334 shares currently issuable upon the exercise of stock options.

(8) The amount set forth includes 16,800 shares currently issuable upon the exercise of stock options.

(9) The amount set forth includes 40,000 shares currently issuable upon the exercise of stock options.

(10) The amount set forth includes 4,667 shares currently issuable upon the exercise of stock options.

(11) The amount set forth above includes 2,687 shares currently issuable upon the exercise of stock options.

(12) The amount set forth above includes 6,667 shares currently issuable upon the exercise of stock options.

(13) The amount set forth above includes 416,156 shares currently issuable upon the exercise of stock options. 7.

7.  FEES AND EXPENSES

     The following is an estimate of expenses incurred or to be incurred in connection with the Offer. Also see "The Tender Offer - 13. Fees and Expenses."

         Legal Fees.......................................................................      $       (1)
         Printing and Mailing.............................................................          25,000
         Filing Fees......................................................................           1,586
         Depositary Fees and Expenses.....................................................           5,000
         Information Agent Fees and Expenses..............................................          15,000
         Investment Bankers' Fees.........................................................         225,000
         Accountants' Fees................................................................          10,000
         Financing Fees...................................................................         217,000
         Fees of the Independent Committee................................................          34,500
         Miscellaneous....................................................................          50,000

         Total............................................................................               (1)


     The Company will be responsible for all expenses incurred in connection with the Offer, whether or not the Offer is consummated.

__________________
(1)  To be filed by amendment.

                                                 THE TENDER OFFER

1.       TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "The Tender Offer - 4. Withdrawal Rights." The term "Expiration Date" means 5:00 p.m., New York City time, on _______, ________, 1999, unless and until the Company, in its sole discretion shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer - 4. Withdrawal Rights."

     Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "The Tender Offer - 12. Certain Legal Matters and Regulatory Approvals," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer" and (iii) to waive any condition, extend the offer period or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 13e-4(f) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause
(i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

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


     If the Company makes a material change in the terms of the Offer or other information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act.

     If, prior to the Expiration Date, the Company should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and. if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for promptly after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with "The Tender Offer - 11. Certain Conditions of the Offer." Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "The Tender Offer - 12. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (hereinafter referred to as the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required under the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, the Company shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not, such Shares were tendered prior to such increase in consideration.

     The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN SUCH DOCUMENTS ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer
Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature  Guarantees.  Signatures  on all Letters of  Transmittal  must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule l7Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        i. such tender is made by or through an Eligible Institution;

        ii. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company is received prior to the Expiration Date by the Depositary as provided below; and

        iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     Determination Of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Company, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Company as such stockholder's proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all Shares or other securities issued or issuable in respect of such Shares on or after June 16,
1999). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

     The acceptance for payment by the Company of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY
PAYMENTS  MADE  TO  SUCH  STOCKHOLDER.  SEE  INSTRUCTION  9  OF  THE  LETTER  OF
TRANSMITTAL.

4.       WITHDRAWAL RIGHTS

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

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after _____________ ___, 1999. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. Neither the Company, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares."

5.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. The Federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year.

     Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses is subject to certain limitations.

     In determining whether any of the tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares of common stock they actually own, but also any shares of common stock they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own common stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any common stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. The receipt of cash will be "substantially disproportionate" with respect to a stockholder if, among other things, the percentage of the outstanding common stock actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding common stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

     The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if either (a) all the common stock actually and constructively owned by the stockholder is sold pursuant to the Offer or otherwise or (b) all the common stock actually owned by the stockholder is sold pursuant to the Offer or otherwise and the stockholder is eligible to waive and does effectively waive attribution of all Common Stock constructively owned by the stockholder in accordance with Section 302(c) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate interest may satisfy this test. For example, the Internal Revenue Service ("IRS") has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority 26 30 (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisors as to its application in their particular situations. If none of the three tests under
Section 302 is satisfied then, to the extent the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income (and treated as ordinary income) in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without regard to gain or loss, if any).

     In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of Section 246A(c) of the Code. Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under
Section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of Shares from a corporate stockholder pursuant to the Offer is treated as a dividend as a result of the stockholder's constructive ownership of other common stock that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the stockholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Corporate stockholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

     "Backup withholding" at a rate of 31% will apply to payments made to stockholders pursuant to the Offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions.

Any amounts withheld from a stockholder of Shares under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the IRS. The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING BROKER-DEALERS, STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

6.       PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on AMEX under the ticker symbol "WRS". The following table sets forth the high and low sales prices per Share during the quarters indicated:


                                                              High              Low

Year Ended December 31, 1997:
  First Quarter:                                              4 1/4             3 1/8
  Second Quarter:                                             4                 3 1/8
  Third Quarter:                                              6 3/8             3 3/8
  Fourth Quarter:                                             6 3/4             5 1/4

Year Ended December 31, 1998:
  First Quarter:                                              6 3/8             4 1/2
  Second Quarter:                                             6 9/16            5 1/8
  Third Quarter:                                              6 1/4             4 1/2
  Fourth Quarter:                                             4 3/8             3 1/4

Year Ended December 31, 1999:
  First Quarter                                               3 3/4             2 1/2
  Second Quarter (through June 15, 1999)                      3 1/2             2 7/8



     The foregoing figures, which were obtained from AMEX monthly statistical reports, do not reflect retail markups or markdowns and may not represent actual trades. At June 16, 1999, the Shares were held by 101 stockholders of record.

     The Company has not paid any dividends since becoming a public company and has no plans to do so in the near term. The Company currently intends to retain any future earnings for the development of its business, subject to any future Federal and state tax planning considerations. Payments of dividends in the future will be within the discretion of the Board of Directors and will depend upon, among other factors, earnings and the operating and financial condition of the business.

     On June 15, 1999, the last full trading day prior to the announcement of the Offer, the closing price per Share as reported on the AMEX was $2.875 per share. Stockholders are urged to obtain a current market quotation for the Shares.

7.       CERTAIN INFORMATION CONCERNING THE COMPANY

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company.

        General. The Company is a Delaware corporation with its principal executive offices located at 535 Fifth Avenue, New York, New York 10017. The Company, founded in 1967, is an integrated network of companies dedicated to assisting their clientele in the recruitment of staff in all disciplines. Working together, the Company's various divisions form one of the most comprehensive recruitment organizations in the United States.

        Recent Developments. For the six months ended June 30, 1999, the Company reported that revenues increased by 1% to $29,773,000 and net income decreased by 3% to $777,000 as compared to the six months ended June 30, 1998. For the quarter ended June 30, 1999, net income was $417,000 on revenues of $14,967,000, as compared to net income for the second quarter of 1998 of $445,000, a decrease of approximately 6%, on revenues for such period of $15,098,800, a decrease of approximately 1%. Selling, general and administrative expenses decreased slightly as compared to the corresponding period in 1998. Interest expense net of interest income increased slightly in 1999. There were no borrowings under the Company's credit facility in 1999 and 1998.

        The decrease in revenues in the quarter ended June 30, 1999 is primarily due to a decrease in advertising and placement fee revenue offset by an increase in temporary staffing revenue as compared to the corresponding periods in 1998. The decrease in net income reflects decreased revenues being partially offset by a decrease in operating expenses. Profitability was affected by increased compensation for new hires, including additional sales people and investment in new business development. Results reflect an overall deterioration in recent operating results arising from the Company's loss of a significant volume of business from a portion of its major customers, certain of which the Company has found, and anticipates will be, difficult to replace with business at comparable margins.

        Financial Information. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Form 10-K") and the unaudited financial statements contained in the Company's report on Form 10-Q for the six months ended June 30, 1999 (the "Form 10-Q"). More comprehensive financial information is included in the Form 10 K and Form 10-Q (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedule IV attached hereto sets forth the Form 10-K.

        The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by the Company with the Commission are also available at the web site of the Commission at http:"www.sec.gov". The information is also available for inspection at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                                          SELECTED FINANCIAL INFORMATION

                                                             Year ended December 31                 Six months ended June 30

Income Statement Data:                                      1998              1997                1999                 1998

                                                                    (In thousands, except for per share data)

Revenue:
      Placement fees and related income                    $60,850             $49,199              $29,773              $29,506
Operating expenses:
      Compensation and other benefits                       48,191              37,735               23,739               23,197
      Selling, general and administrative                    9,455               8.917                4,592                4,857
                                                            57,646              46,652               28,331               28,054

Income from operations                                       3,204               2,547                1,442                1,452
Interest expense (income) net                                   44                  33                    4                 (30)


Income before provision for income taxes                     3,248               2,580                1,438                1,482
Provision for income taxes                                   1,419               1,136                  661                  682
Net income                                                   1,829               1,444                  777                  800

Basic earnings per share                                      $.57                $.45                $0.24                $0.25
Diluted earnings per share                                    $.52                $.41                $0.23                $0.23



Balance Sheet Data:                                            December 31                           June 30

                                                            1998              1997               1999

                                                                  (In thousands, except for per share data)


Working Capital                                            $6,296               $4,696             $  6,821
Total assets                                               12,919                9,451               13,319
Long-term debt                                                 17                   35                    7
Stockholders' equity                                        7,287                5,404                8,083
Stockholders' equity per share                              $2.26                $1.68                $2.50

                                   47

     Certain Estimates Prepared By The Company. In June, 1999, the Company's management provided Solomon and Houlihan Lokey with certain information about the Company which is not publicly available. The information provided included a financial forecast of operations for the balance of the 1999 fiscal year. Such forecast projected that the Company would have gross revenues of approximately $61,388,000, income from operations of approximately $3,226,000 and net income of approximately $1,641,000. Such results would represent an approximately 1% increase in gross revenues and income from operations by comparison to the Company's 1998 fiscal year results, and a decline in net income of approximately 10% from the 1998 fiscal year to the 1999 fiscal year. The projected 1999 results reflect the loss of a significant volume of business from a portion of the Company's major customers certain of which, due to heightened competition and increased pricing pressures, the Company has found, and anticipates will be, difficult to replace with business at comparable margins. The Company's profitability has also been affected by the increased compensation for new hires, including additional sales people, and investment in new business development. The Company and the staffing industry in general have recently experienced several years of robust growth and healthy margins. In the most recent two quarters, however, the staffing industry as a whole has experienced a slowing in demand and an increase in competition, which the Company believes, given the stage of the current economic cycle, is likely to continue for at least the remainder of the current fiscal year and, in all likelihood, for some period thereafter. The continuation of such economic trends would continue to put pressure on quarter-to-quarter and year-to-year comparisons in the near future.

        Special Cautionary Notice Regarding Forward-Looking Statements. The Company does not, as a matter of course, publicly disclose forward-looking information (such as the financial forecasts referred to above) as to future revenues, earnings or other financial information. Forecasts of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the forecasted results would be realized or that actual results would not be significantly higher or lower than those forecasted. In addition, these forecasts were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements and are included in this Offer to Purchase only because they have been furnished to certain third parties in connection with the Offer. The financial forecasts necessarily make numerous assumptions with respect to industry performance, general business and economic conditions, access to markets, availability of personnel and sales people and other matters, all of which are inherently subject to significant risks, uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. One cannot predict whether the assumptions made in preparing the financial forecasts will be accurate, and actual results may be materially higher or lower than those contained in the forecasts. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Company, the Independent Committee, the Remaining Stockholders or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and to assume no responsibility for, and disclaim any association with, the prospective financial information.

8.       FINANCING OF THE OFFER AND THE SECOND-STEP TRANSACTION

        The total amount of funds required by the Company to consummate the Offer and, if necessary, the Second-Step Transaction (and to pay related fees and expenses estimated to be approximately $______), assuming that 1,713,603 Shares are validly tendered and not withdrawn and Public Stock Options, exercisable for Shares at a price below the Offer Price, are exercised, is approximately $10,200,000. The Company plans to finance the Offer and the Second-Step Transaction, if necessary, through borrowings (the "Debt Financing") from The Bank of New York ("BONY") under a $6.5 million term loan (the "Term Loan") and a $10 million revolving line of credit facility (the "Revolving Credit Loan") (the Term Loan and the Revolving Credit Loan are referred to collectively as the "BONY Loans"). The Company plans to repay the BONY Loans from funds generated from its operations.

     BONY is not required to fund the BONY Loans unless certain objective and subjective conditions precedent have been satisfied. There can be no assurance that such conditions will be satisfied or that the BONY Loans will be funded.

     The BONY Loans will be guaranteed by all of the Company's existing and future subsidiaries (the "Guarantors"), and will be secured by a "first priority" security interest in substantially all of the assets of the Company and each of the Guarantors.

     Advances under the Revolving Credit Loan are not to exceed the lesser of $10 million or the sum of up to 85% of the book value of eligible accounts receivable ("Eligible Accounts") of the Company and/or the Guarantors other than those arising out of permanent placements, plus up to 50% of the book value of Eligible Accounts of the Company and/or the Guarantors arising out of permanent placements. The BONY loan documents expressly exclude amounts due from franchisees and certain other accounts from the definition of Eligible Accounts. BONY has substantial discretion in determining what constitutes an Eligible Account and also has the ability to reduce advance rates based on the overall credit quality of the accounts.

     Unless sooner paid in full, the BONY Loans mature on _______, 2005. Interest on the BONY Loans is due and payable no less frequently than quarterly and could, depending on the interest period selected by the Company, be payable as frequently as monthly.

     Only  interest  on the  Term  Loan  is due  and  payable  for  the  initial
____-month  period  after  closing  (the  "Interest-Only   Period").  After  the

Interest-Only Period, the Term Loan shall be repaid in quarterly installments of principal based on a ___ amortization schedule plus interest. The BONY credit agreement mandates that the BONY Loans be prepaid upon the receipt of proceeds in connection with certain asset sales, equity issuances and casualties.

     Pre-default interest on the BONY Loans shall accrue at an interest rate equal to either, as selected by the Company, (a) the one, two, three or six-month London Interbank Offered Rate (LIBOR) chosen by the Company (and as adjusted for Federal Reserve Board reserve requirements) plus the Applicable Margin or (b) the Applicable Margin plus the greater of the federal funds rate plus 1/2% or the BONY prime rate. LIBOR, the prime rate and federal funds rate shall be determined by BONY pursuant to the criteria set forth in the BONY credit agreement. The Applicable Margin shall range from 2.75% to 1% for LIBOR Loans and 1.50% to 0% for prime/federal funds loans depending upon the Leverage Ratio of the Company and the Guarantors at the applicable time, on a consolidated basis (the ratio of (x) indebtedness and certain contingent obligations of the Company and the Guarantors to (y) Consolidated EBITDA of the Company and the Guarantors for the four most recent fiscal quarters) (as defined in the BONY documents) tested not more frequently than quarterly. The initial Applicable Margin on LIBOR loans shall be 2.50% for the Revolving Credit Loan and 2.75% for the Term Loan. In certain cases specified in the BONY credit agreement, LIBOR borrowings may be unavailable to the Company. In addition, the Company will have to indemnify BONY for changes in law which reduce BONY's return or result in increased costs in connection with LIBOR loans. The Company will also pay an annual fee until maturity or the earlier termination of the Revolving Credit Loan commitment ranging from .45% to .150% on the unused portion of the Revolving Credit Loan (depending on the Leverage Ratio), and a commitment fee on the BONY Loans of $217,000.

     The BONY loan documents contain restrictive covenants which impose on the Company and the Guarantor limitations on, among other things: (i) indebtedness for borrowed money; (ii) the creation of mortgages, security interests and other liens; (iii) the making of loans, guaranties, advances and investments; (iv) transactions with affiliates; (v) dividends; (vi) capital expenditures; (ix) acquisitions of all or substantially all of the assets of any person; (viii) mergers; (ix) dispositions of material assets; (x) creation or acquisition of subsidiaries; and (xi) certain significant changes of control of the Company. Under the BONY loan documents, the Company and the Guarantors are required to maintain certain specified minimum ratios relating to their ability to cover fixed charges and debt service payments. The BONY Loans also contain various event of default provisions, covering, among other things, default in payment of principal or interest on the BONY Loans, material misrepresentations, default in compliance with other terms of the BONY Loans, bankruptcy of the Company or any Guarantor, default in other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Company or the Guarantors, the occurrence of certain events with respect to employee benefit plans, and certain changes in senior management.

9.       DIVIDENDS AND DISTRIBUTIONS

     If, on or after June 16, 1999, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Company on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Company's rights under "The Tender Offer - 11. Certain Conditions of the Offer," (i) the purchase price per Share payable by the Company pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash; and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of the Company and will he required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Company, accompanied by appropriate documentation of transfer. No such dividends are contemplated.

10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, if necessary, would also result in a change in the capitalization of the Company.

     The Shares are currently listed for trading on AMEX. As of June 30, 1999, there were 3,233,521 Shares issued and outstanding and 101 holders of record of the outstanding Shares. Pursuant to AMEX's published guidelines, shares of common stock are not eligible to be included for listing if, among other things, the number of shares publicly held falls below 250,000, the number of record and beneficial holders of shares falls below 300 or the aggregate market value of such publicly held shares is less than $1,000,000. In addition, under Section 12(g) of the Exchange Act, registration under the Exchange Act may be terminated by the issuer if there are fewer than 300 holders of record of a class of security. At June 15, 1999, the Company had only 101 holders of record of its

Shares. Accordingly, even before commencing the Offer, the Company could delist the Shares from AMEX because of the failure to meet the listing requirement and could cause the termination of registration of the Shares under the Exchange Act. Shares held directly or indirectly by an officer or director of the issuer or by any beneficial owner of more than 5% of the shares of the issuer will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer listed on AMEX, price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the termination of registration under the Exchange Act as described below and other factors.

     The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

     The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on AMEX. Except as disclosed in this section and elsewhere in this Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any material change in the present dividend policy or indebtedness or capitalization of the Company, (iv) any other material change in the Company's corporate structure or business, or (v) any change in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person.

     The Company anticipates that following the Offer and, if necessary, the Second-Step Transaction, the Remaining Stockholders will cause the Company to change the composition of the Board of Directors to include only certain of the Remaining Stockholders who are also officers of the Company. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if necessary, the Second-Step Transaction.

11.      CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, and in addition to the conditions that the Minimum Condition has been satisfied and the Public Stock Options have been surrendered and exchanged, as described herein, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the Expiration Date, any of the following conditions exist:

     a. the Company shall not have received the proceeds from the Debt Financing sufficient to finance the Offer and the Second-Step Transaction, if necessary;

     b. an order shall have been entered in any action or proceeding before any federal or state court or governmental agency or other regulatory body or a permanent injunction by any federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect making illegal the purchase of, or payment for, any Shares by the Company;

     c. there shall have been any federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

     d. there shall have occurred and be remaining in effect (i) any general suspension of, or limitation on prices for, trading in securities of the Company on AMEX, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities or other national or international calamity, directly or indirectly, involving the United States or (iv) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; and

     e. the Company (with the approval of a majority of the Independent Committee) shall have agreed that the Company shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the reasonable judgment of the Company in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; and

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.      CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     General. The Company is not aware of any license or other regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is the Company's present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, or that certain parts of the businesses of the Company, might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 12. See "The Tender Offer - Section
11. Certain Conditions of the Offer."

         State Takeover Laws.

     Delaware Business Combination Statute. Section 203 of Delaware General Corporation Law (the "DGCL"), in general, prohibits a Delaware corporation such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (b) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment of the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption (a bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors); (c) the corporation does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person became an Interested Stockholder; or (d) a stockholder became an Interested Stockholder and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. The Board of Directors has approved the Offer and the execution of one or more transactions constituting the Second-Step Transaction, if necessary, so that the provisions of Section 203 of the DGCL will not apply to the Transactions.

     Other State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company conducts business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. The Company does not know whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DCCL, the Company has not currently complied with any other state takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Company might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, the Company may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Company pursuant to the Offer, however, is not subject to such requirements. See "The Tender Offer-Section 2. Acceptance for Payment and Payment for Shares."

     Litigation. To the best knowledge of the Company, no lawsuits have been filed relating to the Offer or the Second-Step Transaction since June 16, 1999, the date of the announcement by the Company that it proposed to acquire the Shares from the Public Stockholders.

13.      FEES AND EXPENSES

     Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Company has retained Morrow & Co., Inc., as the Information Agent, and Continental Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     As compensation for acting as Information Agent in connection with the Offer, Morrow & Co., Inc. will be paid estimated fees and expenses of $15,000. The Information Agent will also be reimbursed for certain of its out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the Federal securities laws. The Company will pay the Depositary fees and expenses of $[2,000] for its services in connection with the Offer, plus reimbursement for its out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary handling and mailing expenses incurred by them in forwarding material to their customers.

14.      MISCELLANEOUS

     The Company is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 13e-3 and Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission the Schedule 13E-3 and the Schedule 13E-4 together with exhibits, furnishing additional information with respect to the Offer and may file amendments thereto. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may he inspected at, and copies may he obtained from, the same places and in the same manner as set forth in "The Tender Offer - 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                                     WINSTON RESOURCES, INC.

                                                     August ___, 1999

                                                    SCHEDULE I

                                 EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

EXECUTIVE OFFICERS

        The following table sets forth the names and ages of the executive officers of the Company as of June 30, 1999 and the year in which they were first elected. Each executive officer of the Company serves at the pleasure of the Board of Directors. The business address for each executive officer is 535 Fifth Avenue, New York, New York 10017. Each individual listed below is a citizen of the United States.

                                                                                                 Year Became an
Name and Age                                Position                                              Executive Officer

Seymour Kugler                              Chairman, President                                      1967
   62                                         and Chief Executive Officer

Jesse Ulezalka                              Chief Financial Officer                                  1995
   50

Alan E. Wolf                                Vice President                                           1974
   54

Todd Kugler                                 Vice President                                           1995
   33

Gregg S. Kugler                             Vice President                                           1993
   36

David Silver                                Vice President                                           1992
   67

Eric Kugler                                 Vice President and Secretary                             1998
   39


DIRECTORS

     The following sets forth the names and ages of the members of the Board of Directors as of June 30, 1999 and the year in which they were first elected directors of the Company. All directors of the Company hold office until the next Annual Meeting of the Stockholders and until the election and qualification of their successors. Each individual listed below is a citizen of the United States.

Name, Address* and Age                                 Year Became a Director

Seymour Kugler                                                1967
62

Alan E. Wolf                                                  1974
54

Gregg S. Kugler                                               1992
36

Norton Sperling                                               1998
1025 Seawane Drive
Hewlett Harbor, New York 11557
64

Todd Kugler                                                   1998
33

Martin Wolfson                                                1987
1359 Broadway
New York, New York 10018
63

Martin A. Fischer                                             1987
30-00 47th Avenue
Long Island City, New York 11101
62

Martin J. Simon                                               1992
360 Merrick Road
Lynbrook, New York 11563
79

______________
*If not 535 Fifth Avenue, New York, New York 10017

BIOGRAPHICAL INFORMATION

     Certain information about the executive officers and the directors of the Company is set forth below. This information has been furnished to the Company by the individuals named.

     Mr. Seymour Kugler, who is generally known to employees of the Company as Sy Kaye, founded the Company in 1967 and has been its Chief Executive Officer since that time.

     Mr. Ulezalka has been the Chief Financial Officer of the Company since August 4, 1995. Prior thereto he was Chief Financial Officer of Consultants for Architects, Inc. from April 1995 - August 1995, a financial consultant from April 1994 - April 1995, CFO, Vice President - Finance of ECCO Staffing Services, Inc. from March 1992 - April 1994.

     Mr. Wolf has been a Vice President of the Company since September 17, 1987 and has been an Executive Vice President of the Company's permanent placement division since 1974.

     Mr. Todd Kugler (who is known generally to clients and employees of the Company as Todd Kaye) has been employed by the Company since 1988. He became a Vice President of the Company and its temporary staffing division on November 23, 1995. Mr. Kugler is Sy Kaye's son.

     Mr. Gregg Kugler (who is known generally to clients and employees of the Company as Gregg Kaye) has been employed by the Company since 1983. He became a Vice President of the Company on August 12, 1993 and is President of its permanent placement division. Mr. Kugler is Sy Kaye's son.

     Mr. Silver has been Vice President - Administration/Human Resources of the Company since November 1987. Mr. Silver also served as Secretary of the Company from December 1991 until May 1998.

     Mr. Eric Kugler (who is known generally to clients and employees of the Company as Eric Kaye) has been employed by the Company since April, 1994. He became Vice President of Corporate Development in April, 1994 and became Secretary of the Company in May 1998. Mr. Kugler is Sy Kaye's son.

     Mr. Wolfson, a certified public accountant, is Senior Vice President, Chief Financial Officer and a director of Concord Fabrics, Inc., New York, New York, which develops, designs, styles and produces woven and knitted fabrics for sale to clothing manufacturers and fabric retailers. He has been employed by that corporation since 1966, has been an officer and a director since 1973 and was first elected to his present offices in 1981.

     Mr. Fischer is a member of the Board of Trustees of Brooklyn Law School. He is an attorney and is Vice Chairman and a member of the Board of Directors of the Berkshire Bank, New York. Mr. Fischer was counsel to the law firm of Warshaw Burstein Cohen Schlesinger & Kuh from 1986 to 1997.

     Mr. Simon served as the Chairman of the Board and President of First Central Financial Corporation and First Central Insurance Company from August 1985 and August 1980, respectively, through February, 1997, at which time he resigned from such positions. Mr. Simon is counsel to the law firm of Dienst & Serrins, LLP and also serves as a consultant to DBP International, an international freight forwarding operation and to Simon Agency NY, Inc., a managing general insurance agency. Mr. Simon also serves as Secretary of the Board of Trustees of Brookdale University Hospital and Medical Center.

     Mr. Sperling was President of Finity Apparel Group from 1997 to 1998, when he retired. He was President and Vice Chairman of Norton McNaughton from 1981 to 1997. Finity and Norton McNaughton are makers of fine moderately priced women's sportswear, dresses and casual knitwear. Mr. Sperling was a founder of Norton McNaughton.

                                                 SCHEDULE II

June 16, 1999



To The Board of Directors
   Winston Resources, Inc.


Gentlemen:

We understand that Winston Resources, Inc. ("Winston Resources" or the "Company") is making an offer to purchase all of the shares of common stock of the Company not owned by Seymour Kugler and members of his family at a price of $4.625 per share. Such transaction is referred to herein as the "Transaction." It is our understanding that the Board of Directors of the Company has formed a special committee (the "Committee") to consider certain matters relating to the Transaction. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has been retained to act as financial advisors to the Committee, and to provide an opinion (the "Opinion") as to whether the Transaction is fair, from a financial point of view, to the Company's public stockholders (the "Public Stockholders").

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's audited financial statements on Form 10-K for the three fiscal years ended December 31, 1998, the Form 10-Q for the fiscal quarter ended March 31, 1999, and an internally prepared income statement for the four months ended April 30, 1999, which the Company's management has identified as being the most current financial statements available;

     2. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

     3.   visited certain business offices of the Company;

     4. reviewed forecasts and projections dated May 24, 1999 prepared by the Company's management with respect to the Company for the year ended December 31, 1999;

     5. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     6. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     7. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

The Company, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the Company's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Public Stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                                   SCHEDULE III

                                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of such stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to section 251 (other than a merger effected pursuant to section 251(g) of this title), section 252, section 254, section 257, section 258, section 263 or section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for the approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each
stockholder  of  each  constituent   corporation  who  has  complied  with  this
subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to section 228 or 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the

Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (l) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SCHEDULE IV

                    ANNUAL REPORT ON FORM 10-K OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 1998.

                                   SCHEDULE IV




                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                      FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [Fee Required]

For the transition period ________________________ to _________________________

                                Commission File No. 1-9629

                                   WINSTON RESOURCES, INC.
                      (Name of small business issuer in its charter)

         Delaware                                               13-3134278
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

   535 Fifth Avenue, New York, New York                         10017
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number, including area code:  (212) 557-5000

Securities registered pursuant to Section 12(b) of the Exchange Act:

                                                          Name of Each Exchange
Title of Each Class                                       on which Registered

Common Stock, $.01 par value                             American Stock Exchange

Securities registered under Section 12(g) of the Exchange Act:  None


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__    No _____

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         On March 19, 1999, (i) the aggregate market value of Common Stock held by non-affiliates of the registrant was approximately $4,387,115 and (ii) there were 3,228,521 shares of Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

         (i) Part III, Definitive Proxy Statement of the registrant to be filed with the Commission on or before April 30, 1999.

                                                          PART I

Item 1.           Business

          Winston Resources, Inc., a Delaware corporation (the "Company"), is the successor to a personnel recruitment and placement service business founded in 1967. The Company and its subsidiaries (collectively, the "Company" or the "Winston Companies") together provide a wide range of personnel supply services to businesses, institutions and governmental agencies, through their own offices and through offices operated by independent franchisees under licenses from the Company. The Company also provides recruitment advertising services to businesses and other institutions.

          Through its own offices, the Company recruits and places employees in entry-to-high-level permanent salaried positions in the New York City metropolitan area (consisting of New York City, Nassau, Suffolk and Westchester Counties, New York and parts of northern New Jersey and southern Connecticut) and in the Fort Lauderdale area of Florida. Such services are provided on a contingent fee basis under which the Company collects a fee only if it successfully places a job candidate with a client. Through its Fisher- Todd Associates division, the Company also provides services for business and industry clients across the United States, recruiting upper level executives on a retainer fee basis and on a contingency fee basis.

          The Company also supplies temporary employees with professional, secretarial, clerical, medical, allied health, nursing, light industrial, information technology and word processing skills, to business clients and governmental agencies in the New York City, Long Island and New Jersey areas, as well as in Florida's Fort Lauderdale area. Temporary employees perform services at the client's premises under the client's supervision and direction. For each temporary employee, the client is charged an hourly rate that includes the employee's direct labor rate, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit.

          In addition to services furnished through its own offices, the Company licenses independent franchisees to provide personnel services under the trade names and service marks owned by the Company. Franchisees of the Company provide permanent placement and executive search services under the name "Roth Young", permanent personnel recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel" and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps" in a total of sixteen cities and towns across the United States.


          The Company does not have any client which accounts for more than ten percent of its net revenues.

          Permanent Recruitment  and  Placement  Services

          The  Company   provides   recruitment   and  placement   services  for
entry-level to high-level professional and management positions at all salary levels on a contingent fee basis.

          The Company employs placement counselors who specialize in recruiting and placing job candidates in particular industries or professions. The Company provides permanent placement services in all major industries, however, the Company primarily recruits and places personnel with skills in accounting, finance, office support, information technology and health care services and recruits and places executives and professionals with skills in banking, insurance, publishing, real estate, securities, human resources, marketing and market research, management services, corporate facilities and architecture, as well as lawyers and paralegals.

          The Company creates and maintains a data-base of qualified job candidates based on interviewing and screening procedures. Upon receiving a job order from a client, the Company attempts to match the specifications required by the client with qualified candidates from its data base and also recruits additional qualified candidates. It then arranges interviews between the client and qualified candidates. If the Company successfully places a candidate, it charges a fee as a percentage of the candidate's estimated annual salary for the first year of his or her employment. The fees are always paid by the employer.

          During the year ended December 31, 1998, the Company placed applicants in permanent positions with approximately 700 clients. Approximately fifty percent of the Company's contingent fee permanent placement clients during that year were repeat customers.

          Through its Fisher-Todd Associates (executive search) division, the Company specializes in recruiting executives to meet specific requirements of clients on both a contingent and retainer basis. Fisher- Todd Associates specializes in recruiting candidates for upper level executive positions, generally at salaries in excess of $65,000 per year. The division employs recruiting specialists who work closely with each client to define the requirements of the position and establish candidate specifications. The Company then contacts appropriate candidates who are identified through extensive research, networking, data base searches and, where required, advertisements. Such candidates are screened through interviews and other procedures and those most qualified are referred to the clients. The Company assists the client in evaluating each candidate, in determining an appropriate compensation package and, in some cases, negotiating the final agreement.

          Temporary Staffing Services

          The Company furnishes to businesses, on a temporary basis, the services of individuals with accounting, legal and paralegal, banking, secretarial, clerical, office support, word processing, informational technology, health care, light industrial and other professional skills. Temporary staffing assignments usually last from one day to several months, and often longer. Such assignments are generally made to fill vacancies in a client's permanent work force or to supplement the client's normal work force to meet peak work loads, handle special projects or provide special expertise. In all cases, the work is performed at the client's facilities under the client's supervision and direction. The client is charged an hourly rate comprised of the direct labor rate of the personnel provided, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit. All employees on temporary assignment to the Company's clients are on the Company's payroll only during the periods of their assignments. Clients that hire a temporary employee on a permanent basis pay a fee to the Company.

          By using the Company's temporary staffing services, clients are able to shift to the Company the cost and inconvenience associated with the employment of temporary personnel, including advertising, interviewing, screening, testing, record keeping, payroll taxes and insurance. The Company is able to absorb such costs more effectively than its clients because its employees, once recruited, are generally assigned to a succession of temporary positions with different clients.

          The Company screens its temporary personnel through personal interviews, testing, certificate and licensing verification and other procedures and maintains continuously updated records on job performance. These procedures enable it to classify its temporary personnel by preference for job location, hours of employment and work environment and by suitability for particular types of assignments. Persons who do temporary work usually are registered with more than one temporary help firm at any one time.

          During 1998, the Company provided the services of temporary employees to approximately 1400 clients. The Company believes that a majority of the clients to whom it supplied temporary staffing during 1998 were repeat customers.

          Franchise Operations

          The Company also has eighteen franchised offices which provide permanent placement and executive search services under the name "Roth Young", permanent recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel", and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps".

          At March 19, 1999, there were fourteen Roth Young, one Division 10, one Division 10 Temps, one Alpha and one Winston franchise in a total of sixteen cities in the United States.

          All franchisees operate their businesses autonomously, subject to the requirements of their respective franchise agreements. The agreements provide for monthly payments of royalties to the Company based on the franchise's cash collections and generally cover a specified term renewable at the franchisee's option. Each franchisee pays the Company royalties for the license of the Company's know-how and tradenames. The Company is not currently actively engaged in the marketing of new franchises and has no current plans to do so.

          Franchisees operating under Roth Young licenses generally provide permanent placement and executive search services, principally to the food, drug, hospitality, retail and health care industries, although licensees are encouraged to expand their services to other industries.

          The Company believes that its relationship with its independent franchisees generally is satisfactory.

          Recruitment Advertising

          The Company's recruitment advertising division places recruitment advertisements in publications on behalf of the Company, the Company's clients and other third parties. The Company believes that the services offered by this division enhances its competitive position in the temporary staffing and permanent placement markets by broadening the scope of the services it offers to clients. For the year ended December 31, 1998, the Company served approximately 250 clients through this division.

          Marketing

          The Company's marketing efforts for its temporary staffing services and for most permanent recruitment and placement services are largely concentrated within the areas contiguous to its offices. The services of the Company's executive search division are marketed nationally. The Company relies primarily on telephone and direct visit solicitation to existing and prospective clients and, to a lesser extent, on direct mail, and advertising.

          Recruiting

          The Company recruits qualified applicants for permanent positions and temporary employees primarily through direct recruitment, referrals from other applicants and newspaper advertising.

          Competition

          The staffing industry is highly competitive, with clients generally using more than one company to satisfy their personnel requirements. In the permanent recruitment and placement market, the Company and its franchisees compete with numerous local and regional firms and, to a lesser extent, a small number of national firms. In the temporary staffing industry there is intense competition from national temporary staffing service firms as well as from local and regional firms. All of the national and many of the regional firms have substantially greater resources than the Company.

          The principal competitive factors in the personnel services industry are the availability and quality of permanent job applicants and temporary staff, the level and integrity of the service provided by individual offices and, to varying degrees, the prices of such services. The Company believes that its ability to offer a fully integrated personnel service, providing temporary help, permanent recruitment and placement services, executive recruitment and recruitment advertising, enhances its competitive position in those markets.

          Regulation

          The Company's operations are, in some states, subject to state laws and regulations which may require employment agencies and/or temporary help services to be licensed. The principal requirements of such laws and regulations are satisfactory prior experience and good moral character. The Company has obtained all necessary licenses and registrations in the states where it conducts business.

          Trademarks and Service Marks

          The Company owns a number of trademarks, service marks and tradenames, including the names, "Winston", "Winston Resources", "Winston Personnel" (with its logo consisting of a sunburst design and stylized letter W), "Win-Temps", "Roth Young" and "Division 10", which are registered with the U.S. Patent and Trademark Office.

          Employees

          At December 31, 1998, the Company employed approximately 123 permanent employees, including 39 placement counsellors for its permanent placement services, in its headquarters and branch offices, not including temporary employees on assignment to clients. The Company is responsible for all workers' compensation and disability insurance, state and Federal unemployment taxes, social security taxes, and fringe benefits for its temporary employees. As a service business, the Company depends to a material degree on its ability to hire and retain skilled and motivated personnel.

Item 2.           Properties

          The Company leases a total of approximately 19,000 square feet in an office building at 535 Fifth Avenue, New York, New York. The lease was entered into in August 1990 and renegotiated in 1992, 1993 and 1997, and expires in 2003. The Company also leases office space in Rutherford, Edison and Parsippany, New Jersey, in Westbury, New York and in Fort Lauderdale, Florida, under leases expiring between 1999 and 2002.

Item 3.           Legal Proceedings

          NONE

Item 4.           Submission of Matters to a Vote of Security Holders

          No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 1998.

                                                          PART II

Item 5.    Market for Registrant's Common Equity and Related Stockholder Matters

          The Common Stock of the Company is traded principally on the American Stock Exchange (ticker symbol "WRS"). The following table shows, for each quarter of the Company's last two fiscal years and through March 19, 1999, the high and low sales prices of the common stock of the Company as reported on the American Stock Exchange.

                                                                          Price Range
                                                               High                            Low

1999

First Quarter                                              $   3 3/4                      $   2 1/2

1998

First Quarter                                              $   6 3/8                      $   4 1/2
Second Quarter                                                 6 9/16                         5 1/8
Third Quarter                                                  6 1/4                          4 1/2
Fourth Quarter                                                 4 3/8                          3 1/4

1997

First Quarter                                              $   4 1/4                      $   3 1/8
Second Quarter                                                 4                              3 1/8
Third Quarter                                                  6 3/8                          3 3/8
Fourth Quarter                                                 6 3/4                          5 1/4




          The Company had 108 holders of record of its common stock on March 19, 1999.

          The Company has never paid a cash dividend on the Common Stock and anticipates that for the foreseeable future, earnings will be retained for use in its business.

Item 6.  Selected Financial Data


                                                                         Year ended December 31,
                                                    1998               1997            1996             1995            1994
Income Statement Data:
                                                                      (In thousands, except for per share data and number of shares)
Combined sales:
  By Company offices                              $60,466           $48,986          $39,247          $30,657        $23,822
  By franchise                                      3,193             2,586            2,957            4,175          6,403
      Total combined sales                         63,659            51,572           42,204           34,832         30,225

Net revenue*                                       60,850            49,199           39,390           30,989         24,297
Income (loss) from operations                       3,204             2,547            1,585         (401)(1)            865
Net income (loss)                                   1,829             1,444            1,138         (432)(1)            636
Basic earnings (loss) per common share                .57               .45              .37            (.15)            .22
Diluted earnings (loss) per share                     .52               .41              .34            (.15)            .20
Weighted average shares - basic                 3,220,473         3,191,825        3,065,719        2,917,662      2,913,886
Weighted average shares - diluted               3,523,266         3,488,180        3,323,679        2,917,662      3,152,530

*Represents sales by Company, income from franchises and other income

(1) Includes one-time write off of restrictive covenant costs and related assets associated with franchise operations of $1.1 million


                                                                                    Year ended December 31,
                                                    1998              1997             1996              1995           1994
Balance Sheet Data:
                                                                         (In thousands, except for per share data)

Working capital                                    $6,296            $4,696           $3,248          $ 3,028         $2,201
Total assets                                       12,919             9,451            8,438            7,146          7,123
Long-term debt                                         17                35               51              606            579
Stockholders' equity                                7,287             5,404            3,862            2,654          3,055
Stockholders' equity per share                       2.26              1.68             1.22              .91           1.05



Quarterly Financial Data (Unaudited)

                                      Quarter                   Quarter           Quarter                   Quarter
                                      ended                     ended             ended                     ended
                                      March 31,                 June 30,          September 30,             December 31,
                                      1998                      1998              1998                      1998

Revenue                             $ 14,409,000             $ 15,098,000       $ 14,823,000              $ 16,520,000
Operating expenses                    13,765,000               14,290,000         13,992,000                15,599,000
Net income                               355,000                  445,000            458,000                   571,000
Basic earnings per share                    0.11                     0.14               0.14                      0.18
Diluted earnings per share                  0.10                     0.13               0.13                      0.16


                                      Quarter                   Quarter           Quarter                   Quarter
                                      ended                     ended             ended                     ended
                                      March 31,                 June 30,          September 30,             December 31,
                                      1997                      1997              1997                      1997

Revenue                             $ 10,782,000             $ 11,837,000       $ 13,434,000              $ 13,146,000
Operating expenses                    10,371,000               11,220,000         12,711,000                12,350,000
Net income                               226,000                  343,000            408,000                   467,000
Basic earnings per share                    0.07                     0.11               0.13                      0.15
Diluted earnings per share                  0.07                     0.10               0.12                      0.13


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

             Results of Operations

             1998 Compared to 1997

          Revenues increased by approximately $11,651,000 or 24% to $60,850,000 as compared to $49,199,000 in 1997. The increase is primarily due to the increase in temporary staffing revenues of 31% and permanent placement revenues of 3%, as compared to 1997.

          Operating expenses increased approximately 24% as compared to 1997. Compensation and other benefits increased approximately 28% mainly due to increased compensation and compensation related costs associated with the increase in revenues. Selling, general and administrative expenses increased 6% due to additions to the sales force, commissions related to increased revenues and other costs related to maintaining the Company' branch operations.

          Interest expense decreased during 1998 as a result of there being no borrowings under the Company's credit facility when compared to 1997.

          The effective tax rate was approximately 44% for the twelve month period ended December 31, 1998 and December 31, 1997.

          Net income for the twelve month period ended December 31, 1998 was approximately $1,829,000 or $.57 basic earnings per common share and $.52 diluted earnings per common share as compared to a net income of approximately $1,444,000 or $.45 basic earnings per common share and $.41 diluted earnings per common share for the prior year. The increase in net income and earnings per share is primarily due to increased revenues, partially offset by the related increases in operating expenses.

          1997 Compared to 1996

          Revenues increased by approximately $9,809,000 or 25% to $49,199,000 as compared to $39,390,000 in 1996. The increase is primarily due to the increase in temporary staffing revenues of 31% and permanent placement revenues of 14%, as compared to 1996.

          Operating expenses increased approximately 23% as compared to 1996. Compensation and other benefits increased approximately 28% mainly due to increased compensation and compensation related costs associated with the increase in revenues. Selling, general and administrative expenses increased 6% due to additions to the sales force and commissions related to increased revenues and advertising, and other costs related to maintaining the Company's branch operations.

          Interest expense decreased during 1997 due mainly to the lower average balance on borrowings under the Company's credit facility when compared to 1996.

          The effective tax rate was 44% for the twelve month period ended December 31, 1997 as compared to 22% in 1996. The lower prior year rate was attributable to an income tax benefit as a result of a reduction in the valuation allowance for certain deferred tax assets that were determined to be realizable.

          Net income for the twelve month period ended December 31, 1997 was approximately $1,444,000 or $.45 basic earnings per common share and $.41 diluted earnings per common share as compared to a net income of approximately $1,138,000 or $.37 basic earnings per common share and $.34 diluted earnings per common share for the prior year. The increase in net income and earnings per share is primarily due to increased revenues, partially offset by the related increases in operating expenses and increase in effective tax rate.

          Liquidity and Capital Resources

          Cash provided by operating activities was $1,913,000 in 1998. In addition to net income, cash flow from operating activities was affected by an increase in accounts receivable due to the significant growth in revenues offset by increased accounts payable, accrued expenses and income taxes payable. In 1997, cash generated from operating activities was $190,000. Working capital on December 31, 1998 was approximately $6,296,000 as compared to $4,696,000 on December 31, 1997. Cash used in investing activities was $316,000 due to the purchase of property and equipment and financing activities provided cash of $5,000 (exercise of options offset by the repayment of capital lease obligations) in 1998. The Company has no material commitments for capital expenditures during 1999.

          The Company has a secured credit facility providing for short-term advances to a maximum of $6,000,000 based on up to 80% of eligible accounts receivable, as defined under which no amounts are outstanding.

          Management believes that the cash available from the Company's credit facility and cash from its operations will be sufficient to support current operations and any currently foreseeable increase in activities.

          Inflation

          To date, the impact of inflation and changing prices on the Company's business has been minimal. The Company charges its customers fixed percentages of the salaries and wages of permanent and temporary employees, which causes its fee income to increase proportionately as salary and wages increase.

          Year 2000 Issues

          The Company has assessed its computer information systems and has taken necessary steps to ensure its systems are Year 2000 compliant. The Company's computer systems consultants have represented to the Company in writing that, as presently configured, the Company's systems are Year 2000 compliant. No special costs were incurred in order to make the systems compliant, and the cost of testing such compliance which was completed at December 31, 1998, was not material.

          The Company also is in the process of determining the extent to which it may be vulnerable to any failures by its service providers to resolve their own Year 2000 issues. The Company has initiated formal communications with such providers and, at this time, has received formal written responses from a number of such providers indicating that their systems are Year 2000 compliant. The Company is continuing to collect such responses and will be developing such contingency plans as it believes are warranted, based on such responses. At this time, the Company is unable to estimate the extent of any adverse impact from failure by these service providers with regard to Year 2000 compliance, and the nature by which their problems might materially affect the Company's business, financial condition or results of operations.

          The Company is currently implementing a contingency plan involving creation of a back-up computer capability as a result of which all of its systems and files will be redundant so that if its principal offices in New York City become inaccessible, its operations may be conducted from other Company offices located in New Jersey. Such contingency plan should be implemented during the first half of 1999.

          Failure by the Company to eliminate Year 2000 problems could result in a possible failure or miscalculations, causing disruption of operations. Under a worst case scenario, such problems would be addressed by manually processing data and transactions. However, this would cause delays and additional costs to the administrative process. Further contingency plans are being developed to address this issue.

          Based upon the current information, the Company does not anticipate that, in the aggregate, costs associated with the Year 2000 issue will have a material financial impact. However there can be no assurances that, despite the steps taken by the Company to insure that it and its customers and vendors are Year 2000 compliant, there will not be interruptions or other limitations of systems functionality or that the Company will not incur significant costs to avoid such interruptions or limitations. The Company's expectations about future costs associated with the Year 2000 issue are subject to uncertainties that could cause actual events to have a greater financial impact than currently anticipated. Factors that could influence the amount and timing of future costs include unanticipated vendor delays, technical difficulties, the impact of tests of vendors' and customers' systems and similar events. If, despite the Company's efforts under its Year 2000 planning, there are Year 2000-related failures that create substantial disruptions to the Company's business, the adverse impact on the business could be material.

          Market Risk and Risk Management Policies

          The Company currently does not have exposure to market risk. The Company will develop policies and procedures to manage market risk in the future as deemed necessary.

          Impact of Recently Issued Accounting Standards

          In June 1998 the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

          Forward-Looking Statements

          This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. Such beliefs and assumptions are based on, among other things, the Company's operating and financial performance over recent years and its expectations about its business for the current fiscal year. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions, including, but not limited to, the possibility that (a) prevailing economic conditions may significantly deteriorate, thereby reducing the demand for the Company's services, (b) the Company might experience a significant deterioration in its collection of accounts receivable and (c) regulatory or legal changes might affect an employer's decision to utilize the Company's services, although none of such risks is anticipated at the present time. Should one or more of these or any other risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected.

Item 8.      Financial Statements and Supplementary Data

          See Item 14 for a list of Winston Resources, Inc. and Subsidiaries Financial Statements and Schedules filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

             None.

                                                         PART III

Item 10.                   Directors and Executive Officers of the Registrant

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS" in the Company's definitive Proxy Statement to be filed on or before April 30, 1999 (the "1999 Proxy Statement").

Item 11.     Executive Compensation

          The information required by this term is incorporated herein by reference to the material under the caption "EXECUTIVE COMPENSATION" in the 1999 Proxy Statement.

Item 12.     Security Ownership of Certain Beneficial Owners and Management

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS" in the 1999 Proxy Statement.

Item 13.     Certain Relationships and Related Transactions

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS - Certain Transactions" in the 1999 Proxy Statement.

                                                          PART IV

Item 14.     Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)1,2 The information required by this subsection of this Item is presented in the index to the Financial Statements on Page F-1

                                    Form 10-K - Item 14 (a) (1) and (2)

                                 Winston Resources, Inc. and Subsidiaries

                                    List of Financial Statements and
                                     Financial Statement Schedules


The following consolidated financial statements of Winston Resources, Inc. and Subsidiaries are included in Item 8:


Report of Independent Auditors.......................................................................  F-2

Consolidated Balance Sheets - December 31, 1998 and 1997.............................................  F-3
Consolidated Statements of Income - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-4
Consolidated Statements of Stockholders' Equity - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-5
Consolidated Statements of Cash Flows - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-6
Notes to Consolidated Financial Statements...........................................................  F-7

The following consolidated financial statement schedule of Winston Resources, Inc.
   and Subsidiaries is included in Item 14 (a) (2):
Schedule II - Valuation and Qualifying Accounts....................................................... F-21

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instruction or are inapplicable and therefore have been omitted.

                                      Report of Independent Auditors

To the Board of Directors and Stockholders of Winston Resources, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Winston Resources, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winston Resources, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                   ERNST & YOUNG LLP
February 26, 1999

                                 Winston Resources, Inc. and Subsidiaries

                                       Consolidated Balance Sheets


                                                                                     December 31

                                                                                       1998             1997
                                                                          ----------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                     $2,047,000         $445,000
   Accounts receivable - trade, less allowances for doubtful
     accounts of $200,000 and $100,000                                            9,036,000        7,341,000
   Prepaid expenses and other current assets                                        118,000          227,000
   Securities available-for-sale                                                    455,000          392,000
                                                                          ----------------------------------
Total current assets                                                             11,656,000        8,405,000

Property and equipment, net                                                         649,000          540,000
Deferred income taxes                                                               234,000          185,000
Security deposits and other assets                                                  380,000          321,000
                                                                          ----------------------------------
Total assets                                                                    $12,919,000       $9,451,000
                                                                          ==================================

Liabilities and stockholders' equity
Current liabilities:
   Accounts payable and accrued expenses                                         $5,200,000       $3,668,000
   Capital lease obligations                                                         18,000           16,000
   Income taxes payable                                                             142,000           25,000
                                                                          ----------------------------------
Total current liabilities                                                         5,360,000        3,709,000

Deferred rent                                                                       255,000          303,000
Long-term portion of capital lease obligations                                       17,000           35,000
                                                                          ----------------------------------
Total liabilities                                                                 5,632,000        4,047,000

Commitments and contingencies

Stockholders' equity:
   Preferred stock - $100 par value: authorized 2,000,000 shares, no shares issued
   Common stock - $.01 par value: authorized 10,000,000 shares;
     issued and outstanding 3,228,121 shares (3,215,120 in 1997)                     32,000           32,000
   Additional paid-in capital                                                     4,456,000        4,435,000
   Retained earnings                                                              2,612,000          783,000
   Accumulated other comprehensive income                                           187,000          154,000
                                                                          ----------------------------------
Total stockholders' equity                                                        7,287,000        5,404,000
                                                                          ----------------------------------
Total liabilities and stockholders' equity                                      $12,919,000       $9,451,000
                                                                          ==================================


See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                    Consolidated Statements of Income


                                                                              Year ended December 31

                                                                   1998               1997                1996
                                                            ----------------------------------------------------------

Revenue:
   Placement fees and related income                                $60,850,000        $49,199,000         $39,390,000

                                                            ----------------------------------------------------------

Operating expenses:
   Compensation and other benefits                                   48,191,000         37,735,000          29,414,000
   Selling, general and administrative                                9,455,000          8,917,000           8,391,000
                                                            ----------------------------------------------------------
                                                                     57,646,000         46,652,000          37,805,000
                                                            ----------------------------------------------------------

Income from operations                                                3,204,000          2,547,000           1,585,000
                                                            ----------------------------------------------------------

Other income (expense):
   Interest expense                                                     (5,000)           (36,000)           (187,000)
   Interest and other income                                             49,000             69,000              52,000
                                                            ----------------------------------------------------------
                                                                         44,000             33,000           (135,000)
                                                            ----------------------------------------------------------

Income before provision for income taxes                              3,248,000          2,580,000           1,450,000
Provision for income taxes                                            1,419,000          1,136,000             312,000
                                                            ----------------------------------------------------------
Net income                                                           $1,829,000         $1,444,000          $1,138,000
                                                            ==========================================================

Basic earnings per share                                                   $.57               $.45                $.37
                                                            ==========================================================

Diluted earnings per share                                                 $.52               $.41                $.34
                                                            ==========================================================


See accompanying notes.

                                     Winston Resources, Inc. and Subsidiaries

                                 Consolidated Statements of Stockholders' Equity

                                                Common Stock
                                               $.01 Par Value                            Retained         Accumulated
                                          ---------------------------    Additional      Earnings         Other
                                            Number                       Paid-in        (Accumulated      Comprehensive
                                            of Shares      Amount        Capital         Deficit)         Income           Total
                                         ------------------------------------------------------------------------------------------

Balance - December 31, 1995                 2,920,833       $29,000      $4,396,000       $(1,799,000)      $28,000     $2,654,000
   Exercise of common stock options           273,060         3,000         115,000                  -            -        118,000
   Retirement of treasury stock              (16,789)             -        (98,000)                  -            -       (98,000)
   Comprehensive income:
     Net income                                    -              -               -          1,138,000            -      1,138,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       50,000         50,000
                                                                                                                       -----------
Comprehensive income                                                                                                     1,188,000
                                         ------------------------------------------------------------------------------------------
Balance - December 31, 1996                3,177,104         32,000       4,413,000          (661,000)       78,000      3,862,000
   Exercise of common stock options           38,016              -          22,000                  -            -         22,000
   Comprehensive income:
     Net income                                    -              -               -          1,444,000            -      1,444,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       76,000         76,000
                                                                                                                       -----------
Comprehensive income                                                                                                     1,520,000
                                         ------------------------------------------------------------------------------------------
Balance - December 31, 1997                3,215,120         32,000       4,435,000            783,000      154,000      5,404,000

   Exercise of common stock options           13,001              -          21,000                  -            -         21,000
   Comprehensive income:
     Net income                                    -              -               -          1,829,000            -      1,829,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       33,000         33,000
                                                                                                                        ----------
Comprehensive income                                                                                                     1,862,000
                                        -------------------------------------------------------------------------------------------
Balance - December 31, 1998                3,228,121        $32,000      $4,456,000         $2,612,000     $187,000     $7,287,000
                                        ===========================================================================================

See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                  Consolidated Statements of Cash Flows


                                                                                Year ended December 31

                                                                     1998               1997                1996
                                                              ----------------------------------------------------------
Cash flows from operating activities
Net income                                                             $1,829,000         $1,444,000          $1,138,000

Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Bad debt expense                                                     285,000             41,000             125,000
     Depreciation and amortization                                        207,000            172,000             129,000
     Deferred rent                                                       (48,000)           (47,000)            (29,000)
     Deferred tax (benefit) expense                                      (75,000)            224,000           (349,000)
     Changes in assets and liabilities:
       Accounts receivable                                            (1,980,000)        (1,527,000)           (164,000)
       Prepaid expenses and other current assets                          109,000             11,000              66,000
       Other assets                                                      (63,000)           (80,000)            (38,000)
       Accounts payable, accrued expenses and
         income taxes payable                                           1,649,000          (428,000)           1,364,000
                                                              ----------------------------------------------------------
Net cash provided by (used in) operating activities                     1,913,000          (190,000)           2,242,000
                                                              ----------------------------------------------------------

Cash flows from investing activities
Purchases of property and equipment                                     (316,000)          (401,000)            (87,000)
                                                              ----------------------------------------------------------

Cash flows from financing activities
Repayment on credit facility debt                                               -                  -         (1,182,000)
Proceeds from exercise of options                                          21,000             22,000              20,000
Repayment of capital leases                                              (16,000)           (54,000)            (69,000)
                                                              ----------------------------------------------------------
Net cash provided by (used in) financing activities                         5,000           (32,000)         (1,231,000)
                                                              ----------------------------------------------------------

Net increase (decrease) in cash and cash                                1,602,000          (623,000)             924,000
equivalents
Cash and cash equivalents - beginning of year                             445,000          1,068,000             144,000
                                                              ----------------------------------------------------------
Cash and cash equivalents - end of year                                $2,047,000           $445,000          $1,068,000
                                                              ==========================================================

Supplemental disclosures of cash flow
information
Cash payments for interest                                                 $5,000            $36,000            $176,000
                                                              ==========================================================
Cash payments for income taxes                                         $1,384,000         $1,405,000            $128,000
                                                              ==========================================================

Supplemental disclosures of noncash investing
   and financing activities
Retirement of treasury stock                                                   $-                 $-             $98,000
                                                              ==========================================================

See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                Notes to Consolidated Financial Statements

                                            December 31, 1998




1. Principal Business Activity and Summary of Significant Accounting Policies

Business Activity

Winston Resources, Inc. and Subsidiaries (the "Company") provide a wide variety of temporary staffing specialties, permanent placement services, executive search recruitment, and recruitment advertising to the business community.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Winston Resources, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents with high credit quality financial institutions. Approximately 99% and 91% of cash and cash equivalents at December 31, 1998 and 1997, respectively, was on deposit at one financial institution.

The Company believes that its credit risk regarding accounts receivable is limited due to the large number of entities comprising the Company's customer base. In addition, the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts, where appropriate.

                                 Winston Resources, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies (continued)

Securities Available-for-Sale

Investments, which consist of common stocks, are stated at fair value as determined by quoted market price. The Company has classified its securities as investments available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, any unrealized gain or loss on the investments, net of deferred taxes thereon, is reported as a component of accumulated other comprehensive income.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided on the straight-line and declining balance methods over the estimated useful lives of the assets.

Revenue Recognition

Permanent placement revenue is recognized when a candidate is accepted for employment. Provisions are made for estimated losses in realization (principally due to applicants not remaining in employment for the guaranteed period). Temporary placement revenue is recognized when the temporary personnel provide the services. Nonrefundable retainer revenue is recognized according to the terms of the search contract.

Advertising Costs

The  Company  expenses   advertising   costs  upon  the  first  showing  of  the
advertisements. Advertising expenses for the years ended December 31, 1998, 1997 and 1996 totaled approximately $952,000, $871,000 and $711,000, respectively.

                                 Winston Resources, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies (continued)

Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires unrealized gains or losses on securities available-for-sale which, prior to adoption, were reported separately in stockholders' equity, to be included in other comprehensive income.

Segment Information

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 Winston Resources, Inc. and Subsidiaries

2. Property and Equipment

Property and equipment consisted of the following:


                                                            December 31                    Estimated

                                                       1998               1997             Useful Life
                                               -----------------------------------------------------------


Furniture, fixtures and equipment                         $970,000           $804,000        3 to 7 years

Leasehold improvements                                     346,000            349,000       Life of lease
                                               ---------------------------------------
                                                         1,316,000          1,153,000
Less accumulated depreciation                              667,000            613,000
                                               ---------------------------------------
                                                          $649,000           $540,000
                                               =======================================


Included in property and equipment at December 31, 1998 are assets recorded under capital leases with a cost of approximately $216,000 and accumulated amortization of approximately $196,000. Amortization of assets recorded under capital leases is included with depreciation expense.

3. Financing Arrangements

a.   Credit Facility

     The Company has a secured credit facility providing for short-term advances to a maximum of $6,000,000, based on up to 80% of eligible accounts receivable, as defined. The Company pays interest on advances at the bank's alternate base rate, as defined, or at LIBOR plus 2.5% (7.5% and 8.5% at December 31, 1998 and 1997, respectively). The credit facility is collateralized by the accounts receivable of the Company and expires on October 31, 1999. The Company had no borrowings under this facility for the year ended December 31, 1998.

                                 Winston Resources, Inc. and Subsidiaries

3. Financing Arrangements (continued)

b.   Capital Lease Obligations

     The Company has leased telephone equipment, software and computer equipment under capital leases which are included in property and equipment (see Note
     2). The following is a schedule of the future minimum lease payments, together with the present value of the minimum lease payments as of December 31, 1998:

Year ending December 31:
   1999                                                                             $21,000
   2000                                                                              17,000
                                                                       ----------------------
Total                                                                                38,000
Less amount representing interest (effective rate 11%)                                3,000
                                                                       ----------------------
Present value of the minimum lease payments                                          35,000

Less current portion of capital lease obligations                                    18,000
                                                                       ----------------------
                                                                                    $17,000
                                                                       ======================

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

                                                                            December 31

                                                                     1998                  1997
                                                           -----------------------------------------------

Accounts payable - trade                                                 $739,000               $686,000

Accrued compensation and payroll taxes                                  3,003,000              1,750,000
Accrued commissions                                                     1,143,000                904,000
Other accrued expenses                                                    315,000                328,000
                                                           -----------------------------------------------
Total                                                                  $5,200,000             $3,668,000
                                                           ===============================================

                                                  F-11

                                 Winston Resources, Inc. and Subsidiaries

5. Income Taxes

The provision for income taxes consists of:


                                                                Year ended December 31

                                                        1998                1997                1996
                                               --------------------------------------------------------------
Current:
   Federal                                                 $952,000            $720,000            $535,000

   State and local                                          542,000             192,000             126,000
Deferred                                                   (75,000)             224,000           (349,000)
                                               --------------------------------------------------------------
                                                         $1,419,000          $1,136,000            $312,000
                                               ==============================================================

A reconciliation of the federal statutory tax rate to the actual effective rate is as follows:

                                                                 Year ended December 31

                                                         1998               1997                1996
                                                 ------------------------------------------------------------

Statutory rate                                                 34.0%              34.0%               34.0%

State and local income taxes, net of
  federal benefit                                               10.7                4.3                 4.8
Change in valuation allowance                                  (1.0)                1.8              (17.1)
Permanent differences                                            1.6                2.4                 1.8
Other                                                          (1.6)                1.5               (2.0)
                                                 ------------------------------------------------------------
                                                               43.7%              44.0%               21.5%
                                                 ============================================================

                                 Winston Resources, Inc. and Subsidiaries

5. Income Taxes (continued)

The deferred income taxes are comprised of the following:

                                                                                 December 31

                                                                               1998                1997
                                                                   ------------------------------------------
Assets
Provision for doubtful accounts                                                 $80,000             $40,000

Intangible assets written off                                                   230,000             224,000
Accrued rent                                                                    102,000             121,000
Net operating losses for state and local tax purposes                            91,000             127,000
                                                                   ------------------------------------------
Deferred tax asset                                                              503,000             512,000
                                                                   ------------------------------------------

Liabilities
Unrealized gain on securities                                                 (182,000)           (156,000)
Other                                                                          (30,000)            (44,000)
                                                                   ------------------------------------------
Deferred tax liability                                                        (212,000)           (200,000)
                                                                   ------------------------------------------
                                                                                291,000             312,000
Valuation allowance                                                            (57,000)           (127,000)
                                                                   ------------------------------------------
                                                                               $234,000            $185,000
                                                                   ==========================================


The  valuation  allowance  (decreased)  increased  by  ($70,000),   $52,000  and
$(333,000), respectively, during the years ended December 31, 1998, 1997 and 1996.

6. Commitments and Contingencies

Operating Leases

The Company leases office space under noncancelable operating leases which expire at various dates through 2003. These leases are subject to escalations for increases in real estate taxes and other expenses.

                                 Winston Resources, Inc. and Subsidiaries

6. Commitments and Contingencies (continued)

The aggregate future minimum lease payments required under these leases are as follows:


Year ending December 31:
  1999                                                                         $783,000
  2000                                                                          791,000
  2001                                                                          743,000
  2002                                                                          699,000
  2003                                                                          398,000
                                                                   ----------------------
Total                                                                        $3,414,000
                                                                   ======================

Rental expense under operating leases, including escalation charges for the years ended December 31, 1998, 1997 and 1996, approximated $839,000, $726,000 and $700,000, respectively.

Pursuant to one of the Company's leases, rent expense charged to operations differs from rent paid because of the effect of free rent periods and scheduled rent increases. Accordingly, the Company has recorded deferred rent payable of $255,000 and $303,000 at December 31, 1998 and 1997, respectively. Rent expense is calculated by allocating total rental payments, including those attributable to scheduled rent increases, on a straight-line basis, over the lease term.

The Company has been released from a portion of its rent obligation on certain premises which it had been subleasing through 2003; however, in the event of default by the sublessee, it would remain liable for the balance of the rent obligation which, at December 31, 1998, aggregated $464,000.

Executive Employment Agreement

An employment agreement with the chief executive officer expiring in August 2002 provides for an annual salary of approximately $446,000, plus incentive bonuses based on pre-tax income. In addition, the officer is entitled, under certain circumstances, to termination benefits.

                                 Winston Resources, Inc. and Subsidiaries

7. Retirement Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") which provides that eligible employees may make contributions, subject to IRC limitations. The Company may choose to make contributions to the Plan in an amount determined by the Company at its discretion. No contributions were made for the years ended December 31, 1998 and 1997. The Company made a contribution to the Plan of $25,000 for the year ended December 31, 1996.

8. Stock Option Plans

Under the Company's 1996 Stock Plan (the "Plan") a committee of the Board of Directors is authorized to issue to officers, directors, key employees and consultants stock options (both incentive stock options ("ISOs") and nonqualified options), restricted stock and directors' options. In 1998, the number of options issuable under the Plan was increased from 400,000 to 800,000.

The Company also has an Incentive Program (the "Program") under which it may issue to officers, directors, key employees, and certain consultants stock options (both ISOs and nonqualified options), stock appreciation rights ("SARs") (in tandem with stock options or free-standing), restricted stock and directors' options issuable pursuant to a formula. Up to 575,000 shares are issuable under the Program either as outright grants or upon exercise of options or SARs awarded thereunder.

Directors of the Company who are not employees are eligible to participate solely in the nondiscretionary directors' option portion of the Program. All administrative powers of the Option Committee of the Broad of Directors (the "Committee") with respect to directors' options may be exercised, at the discretion of the Board of Directors, by an Alternate Committee comprised of persons not eligible to receive directors' options, one of whom must be a director. Moreover, in no event, may the number of shares subject to directors' options issuable to any qualified director in any year exceed 25,000.

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The selection of participants from among employees and officers and the determination of the type and amount of awards (except as to the directors' options) is entirely within the discretion of the Committee. There is no limit on the number or amount of awards which may be granted to any one person under the Program, except that the fair market value (determined as of the date of grant) of shares with respect to which ISOs are first exercisable in any one year as to any participant may not exceed $100,000.

All options granted have five or ten year terms and vest and become fully exercisable at the end of three years of continued employment.

Restricted stock may be awarded under the Program either at no cost to the recipient or for such cost as specified by the grant. Unless waived in whole or in part by the Committee, once a holder of record of restricted stock ceases to be an employee, officer or director of the Company, all shares of restricted stock then held and still subject to restriction will be forfeited by such holder and reacquired by the Company.

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its stock options under the fair value method estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996 (no options were granted in 1998), risk-free interest rates of 5.6% in 1997 and 5.9% to 6.0% in 1996; volatility factors of the expected market price of the Company's common stock of .72 and .75. The weighted-average expected life of the options is three years. Dividends are not expected in the future.

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                              1998               1997                 1996
                                                      ------------------------------------------------------------

Pro forma net income                                          $1,712,000          $1,363,000            $979,000

Pro forma basic income per share                                    $.53                $.43                $.32
Pro forma diluted income per share                                  $.50                $.40                $.30



Stock option activity is summarized as follows:

                                                                                                   Weighted-
                                                                                                    Average
                                                                            Shares               Exercise Price
                                                                  ---------------------------------------------

Balance at January 1, 1996                                                    518,317                    $.97
   Granted                                                                    304,500                   $2.14
   Exercised                                                                (273,060)                    $.43
   Cancelled                                                                  (5,107)                    $.43
                                                                  ---------------------------------------------
Balance at December 31, 1996 (137,759
   exercisable at option prices $.4875 to $2.20)                              544,650                   $1.90
     Granted                                                                  113,500                   $5.34
     Exercised                                                               (38,016)                    $.58
     Cancelled                                                                (2,124)                    $.85
                                                                  ---------------------------------------------
Balance at December 31, 1997 (272,938 exercisable
   at option prices $.4375 to $5.775)                                         618,010                   $2.62
     Exercised                                                               (13,001)                   $1.63
     Cancelled                                                                  (333)                   $1.50
                                                                  ---------------------------------------------
Balance at December 31, 1998 (428,396 exercisable
   at option prices $.4375 to $5.775)                                         604,676                   $2.64
                                                                  =============================================

                                                  F-17

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The weighted average fair value of options granted during 1997 and 1996 was $2.03 and $1.07, respectively. The exercise prices for options outstanding as of December 31, 1998 ranged from $.4375 to $5.775. The weighted average remaining contractual life of those options is 6.63 years.

At December 31, 1998, 432,850 options are available for grant.

9. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                             1998                 1997                 1996
                                                    ----------------------------------------------------------------
Numerator:
   Net income                                                 $1,829,000           $1,444,000           $1,138,000

                                                    ----------------------------------------------------------------
Denominator:
   Denominator for basic earnings per
     share-weighted-average shares                             3,220,473            3,191,825            3,065,719
   Effect of dilutive securities:
     Stock options                                               302,793              296,355              257,960
                                                    ----------------------------------------------------------------
       Denominator for diluted earnings
         per share-adjusted weighted-
         average shares and assumed                            3,523,266            3,488,180            3,323,679
         conversions
                                                    ----------------------------------------------------------------
Basic earnings per share                                            $.57                 $.45                 $.37
                                                    ================================================================
Diluted earnings per share                                          $.52                 $.41                 $.34
                                                    ================================================================

                                                  F-18

                                 Winston Resources, Inc. and Subsidiaries

10. Segment Information

The Company derives all of its revenues from businesses located in the United States and classifies its business into two fundamental areas: placement services and recruitment advertising. Placement services consist of the placement of temporary and permanent employees. Recruitment advertising consists of the placement of recruitment advertising on behalf of the Company, clients and other third parties.

The Company evaluates performance based on the segments' profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 2). Inter-segment sales and transfers are recorded at the Company's cost; there is no intercompany profit or loss on inter- segment sales or transfers.

                                                                   Year ended December 31, 1998
                                                      -------------------------------------------------------
                                                                Placement          Recruitment
                                                                 Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $55,259,000         $6,423,000         $61,682,000
Inter-segment placement fees and related                           71,000            761,000             832,000
   income
Interest expense                                                    5,000                  -               5,000
Depreciation and amortization                                     195,000             12,000             207,000
Income tax expense                                              1,407,000             12,000           1,419,000
Segment profit                                                  1,814,000             15,000           1,829,000
Segment assets                                                 12,330,000            589,000          12,919,000
Expenditures for long-lived assets                                299,000             17,000             316,000


                                                                   Year ended December 31, 1997
                                                      -------------------------------------------------------
                                                                Placement          Recruitment
                                                                 Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $43,684,000         $6,239,000         $49,923,000
Inter-segment placement fees and related                           27,000            697,000             724,000
   income
Interest expense                                                        -             36,000              36,000
Depreciation and amortization                                     163,000              9,000             172,000
Income tax expense                                              1,081,000             55,000           1,136,000
Segment profit                                                  1,376,000             68,000           1,444,000
Segment assets                                                  8,959,000            492,000           9,451,000
Expenditures for long-lived assets                                392,000              9,000             401,000

                                                  F-19

                                 Winston Resources, Inc. and Subsidiaries

10. Segment Information (continued)

                                                                   Year ended December 31, 1996

                                                               Placement          Recruitment
                                                                Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $34,230,000         $5,768,000         $39,998,000
Inter-segment placement fees and related                           40,000            568,000             608,000
   income
Interest expense                                                  172,000             15,000             187,000
Depreciation and amortization                                     122,000              7,000             129,000
Income tax expense (benefit)                                      336,000           (24,000)             312,000
Segment profit (loss)                                           1,226,000           (88,000)           1,138,000
Segment assets                                                  7,858,000            580,000           8,438,000
Expenditures for long-lived assets                                 82,000              5,000              87,000


                                 Winston Resources, Inc. and Subsidiaries

                              Schedule II - Valuation and Qualifying Accounts

                     Column A                          Column B              Column C              Column D              Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Additions
                                                      Balance at            Charged to                                  Balance at
                                                     the Beginning           Costs and                                      End
                                                     of the Period           Expenses             Deductions             of Period
------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1998
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                       $100,000              $285,000          $185,000 (1)              $200,000

Year ended December 31, 1997
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                       $109,000               $41,000           $50,000 (1)              $100,000

Year ended December 31, 1996
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                        $82,000              $125,000           $98,000 (1)              $109,000



Uncollectible accounts written off, net of recoveries.

(a)3                Exhibits

Exhibit No.                         Description

* 3.1.1 Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on April 6, 1987 [Registration Statement No. 33-14913, Exhibit 3.1]

* 3.1.2 Agreement and Plan of Merger dated as of April 15, 1987, between Winston Resources, Inc. (New York) and the Company, as filed with the Secretary of State of Delaware on April 20, 1987 [Registration Statement No. 33-14813, Exhibit 3.2]

* 3.1.3             Certificate   of  Amendment  of  Restated   Certificate   of
                    Incorporation of the Company, as filed with the Secretary of State of Delaware on June 11, 1993 [Form 10-KSB (1993)]

* 3.1.4 Composite Copy of Restated Certificate of Incorporation of the Company, as amended [Form 10-K (1987), Exhibit 3.3]

* 3.2               By-laws  of the  Company,  as  amended  June 11,  1993 [Form
                    10-KSB (1993)]

* 9                 Stockholders'  Voting  Agreement,  dated June 8, 1987, among
                    Seymour   Kugler,    Alec   Peters   and   Melvin   Winograd
                    [Registration Statement No. 33-14913, Exhibit 9]

10.1 Amended and Restated Employment Agreement, dated January 1, 1997, between the Company and Seymour Kugler

* 10.2 Supplemental Excess Profit Sharing Plan, dated December 12, 1984 [Registration Statement No. 33-14913, Exhibit 10.3]

* 10.3 Incentive Program of the Company [Registration Statement on Form S-8 No. 33- 37476, Exhibit 4]

____________________
*  Incorporated by reference and not filed herewith.

Exhibit No.                   Description

* 10.4              Winston   Resources,   Inc.  1996  Stock  Plan  [1996  Proxy
                    Statement, Exhibit A]

* 10.5              Agreement  of  Lease,  dated  as  of  August  8,  1990  (the
                    "Lease"), between Nineteen New York Properties Limited Partnership, and the Company, as tenant [Form 10- K (1990),
                    Exhibit 10.11]

* 10.6 First Amendment of Lease dated as of March 1, 1992, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.6]

* 10.7 Second Amendment of Lease dated as of January 29, 1993, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.7]

* 10.8 Third Amendment of Lease dated as of February 19, 1993, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.8]

10.9 Fifth Amendment of Lease dated as of March 14, 1997 between 535 Fifth Avenue LLC (the successor in interest to Nineteen New York Properties Limited Partnership) and the Company, as tenant

10.10 Secured Line of Credit Agreement dated November 4, 1996 between Winston Resources, Inc. and The Bank of New York

10.11 Promissory Note dated November 26, 1996 made by Winston Resources, Inc. in favor of The Bank of New York

10.12 Security Agreement dated as of November 26, 1996 by and among Winston Resources, Inc., WIN-PAY, Inc., Winston Professional Staffing, Inc., Winston Cosmopolitan, Inc., Roth Young Personnel Services, Inc., Winston Personnel of Boca Raton, Inc., Winston Personnel Inc. of New Jersey, Winston Staffing Services, Inc. and The Bank of New York

10.13 Extension by The Bank of New York of term of Line of Credit through October 31, 1999

____________________
*  Incorporated by reference and not filed herewith.

Exhibit No.                   Description


22                  Subsidiaries of the Company:

                         Delta 10, Inc. (a New Jersey corporation)

                         Winston Personnel of Boca Raton, Inc. (a Florida corporation)

                         Winston Personnel, Inc. of New Jersey (a New Jersey corporation)

                         Winston Professional Staffing, Inc. (a New Jersey corporation)

                         Winston   Staffing   Services,   Inc.   (a   New   York
                         corporation)

                         WIN-PAY, Inc. (a New York corporation)

23.1                Consent of Ernst & Young LLP, independent auditors

27                  Financial Data Schedule


          (b) Reports on Form 8-K. No reports on Form 8-K have been filed during the quarter ended December 31, 1998.

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 25, 1999
                                                 WINSTON RESOURCES, INC.


                                                 By:  /s/ Seymour Kugler
                                                 Seymour Kugler, Chairman of
                                                 the Board and President

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

    Signature


  /s/ Seymour Kugler                             Chairman of the Board and                March 25, 1999
  Seymour Kugler                                 President; Principal Executive
                                                 Officer; Director

  /s/ Jesse Ulezalka                             Chief Financial Officer                  March 25, 1999
  Jesse Ulezalka

  /s/Gregg Kugler                                Director                                 March 25, 1999
  Gregg Kugler

  /s/Todd Kugler                                 Director                                 March 25, 1999
  Todd Kugler

 /s/ Martin Fischer                              Director                                 March 25, 1999
  Martin Fischer

  /s/ Alan E. Wolf                               Director                                 March 25, 1999
  Alan E. Wolf

  /s/ Martin Wolfson                             Director                                 March 25, 1999
  Martin Wolfson

  /s/ Norton Sperling                            Director                                 March 25, 1999
  Norton Sperling

  /s/ Martin J. Simon                            Director                                 March 25, 1999
  Martin J. Simon




                              EXHIBIT 10.13


THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED IN 784 BY ALEXANDER HAMILTON


                  1290 Avenue of the Americas, New York, N.Y 10104


Mr. Sy Kaye, Chairman,
Winston Resources, Inc.
535 Fifth Avenue,
New York, N.Y. 10017
                                                                 10/30/98

Dear Sir,

This is to confirm that the advised Line of Credit available for Winston Resources, Inc. is extended to October 31, 1999. All the terms and conditions remain the same.

Sincerely,


Sanjay S Shirali
Vice President.

                    EXHIBIT

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED IN 784 BY ALEXANDER HAMILTON


                  1290 Avenue of the Americas, New York, N.Y 10104
                           October 13, 1998


Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017

                Attention:          Sy Kaye
         Chief Executive Officer


Gentlemen/Ladies:

          The Bank of New York (the "Bank") is pleased to confirm that it has extended the period of availability of the $6,000,000 secured line of credit that the Bank holds available to Winston Resources, Inc.

          Notwithstanding the foregoing, the aggregate outstanding principal amount of all advances under this line of credit shall not exceed the lesser of $6,000,000 or an amount equal to the sum of the following:

          1. 80% of each account receivable of the Company (including the Company's Winston Advertising Agency division) or any of Winston Personnel of Boca Raton, Inc., WIN- PAY, Inc., Winston Personnel Inc. of New Jersey, Winston Professional Staffing, Inc., Winston Staffing Services, Inc., Winston Cosmopolitan, Inc., Winston Franchise Corp. and Roth Young Personnel Services, Inc. (collectively, the "Subsidiaries") (i) which was generated in connection with the placement of temporary employees or in connection with advertising,
(ii) in respect of which the Bank has a perfected first priority security interest and (iii) in respect of which no amount is unpaid for more than 90 days (or in the case of an account receivable, the relevant account debtor on which is a hospital, 120 days) past the date of the related invoice; plus

          2. 50% of each account receivable of the Company or any of the Subsidiaries (i) which was generated in connection with the placement of permanent employees, (ii) in respect of which the Bank has a perfected first priority security interest and (iii) in respect of which no amount is unpaid for more than 90 days past the date of the related invoice.

          Advances under this line of credit shall be evidenced by, shall be payable as provided in, and shall bear interest at the rate specified in, the Promissory Note dated November 26, 1996 made by the Company to the order of the Bank in the principal amount of $6,000,000.

          All obligations of the Company to the Bank with respect to this line of credit shall be jointly and severally guaranteed by the Subsidiaries pursuant to the Guaranty Agreement dated November 26, 1996 between the Subsidiaries and the Bank. In addition, all obligations of the Company and the Subsidiaries to the Bank with respect to this line of credit shall be secured pursuant to the Security Agreement dated November 26, 1996 among the Company, the Subsidiaries and the Bank which grants the Bank a first and prior security interest in all accounts receivable of the Company and the Subsidiaries.

          For so long as this line of credit is held available or the Company has any obligations outstanding under this line of credit, there shall be delivered to the Bank the following, each in form and content satisfactory to the Bank:

          a. Within 5 business days after the filing thereof, copies of all documents, including financial statements, filed by the Company or any of the Subsidiaries with the Securities and Exchange Commission;

          b. Within 15 days after the end of each month, a borrowing base certificate and an aging schedule of the accounts receivable of the Company and the Subsidiaries, in each case as of the end of such month; and

          c. Promptly upon the Bank's request therefor, such other information as the Bank may reasonably request from time to time.

          As you know lines of credit are cancellable at any time by either party and, in addition, any advance under this line of credit is subject to the Bank's satisfaction, at the time of such advance, with the condition (financial and otherwise), business, prospects, properties, assets, ownership, management and operations of each of the Company and each of the Subsidiaries and with the collateral for this line of credit. Unless cancelled earlier as provided in the first sentence of this paragraph, this line of credit shall be held available until October 9, 1999.

         Very truly yours,

         THE BANK OF NEW YORK



         By _________________
         Sanjay S Shirali
         Vice President

EXHIBIT - 27
                  WINSTON RESOURCES, INC. AND SUBSIDIARIES
                        FINANCIAL DATA SCHEDULES
                   FOR THE YEAR ENDED DECEMBER 31, 1998


/LEGEND
Multiplier                                        1
  TABLE
    S                                                     C
Period-Type                                       Year
Fiscal-Year-End                                   DEC-31-1998
Period-End                                        DEC-31-1998
Cash                                              2,047,000
Securities                                        455,000
Receivables                                       9,236,000
Allowances                                        200,000
Inventory                                         0
Current-Assets                                    11,656,000
PP&E                                              1,316,000
Depreciation                                      667,000
Total-Assets                                      12,919,000
Current-Liabilities                               5,360,000
Bonds                                             0
Preferred-Mandatory                               0
Preferred                                         0
Common                                            32,000
Other-SE                                          7,255,000
Total-Liability-and-Equity                        12,919,000
Sales                                             60,850,000
Total-Revenues                                    60,850,000
CGS                                               0
Total-Costs                                       48,191,000
Other-Expenses                                    9,455,000
Loss-Provision                                    0
Interest-Expense                                  0
Income-Pretax                                     3,248,000
Income-Tax                                        1,419,000
Income-Continuing                                 1,829,000
Discontinued                                      0
Extraordinary                                     0
Changes                                           0
Net-Income                                        1,829,000
EPS-Primary                                       .57
EPS-Diluted                                       .52